Filed Pursuant to Rule 424(b)(5)
Registration No. 333-117087
and No.333-117087-01

PROSPECTUS

Ferrellgas, L.P.

Ferrellgas Finance Corp.

OFFER TO EXCHANGE

$250,000,000 6¾% Senior Notes due 2014
For
$250,000,000 6¾% Senior Notes due 2014
that have been registered under the Securities Act of 1933

     The exchange offer will expire at 5:00 p.m., New York City time, on August 23, 2004 unless we extend the offer. We will exchange the exchange notes for all outstanding unregistered notes that are validly tendered and not withdrawn prior to the expiration of the exchange offer. You may withdraw tenders of unregistered notes at any time prior to the expiration of the exchange offer. The terms of the exchange notes to be issued are identical in all material respects to those of the outstanding unregistered notes, except that the exchange notes do not have any transfer restrictions or rights to additional interest.

     The exchange of notes will not be a taxable exchange for U.S. federal income tax purposes.

     We will not receive any cash proceeds from the exchange offer.

     There is no established trading market for the exchange notes or the unregistered notes. We do not intend to apply for listing of the exchange notes on any securities exchange.

     Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such exchange notes. The letter of transmittal states that by so acknowledging and by delivering such a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for unregistered notes where such unregistered notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the expiration date of the exchange offer, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.”

     See “Risk Factors” beginning on page 6 of this prospectus and on page 10 of our Annual Report on Form 10-K for our fiscal year ended July 31, 2003, for a discussion of risks you should consider before you participate in the exchange offer. See “Where You Can Find More Information” on page 53 of this prospectus.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is July 22, 2004

ABOUT THIS PROSPECTUS

     YOU SHOULD CAREFULLY READ THIS PROSPECTUS AND THE DOCUMENTS WE HAVE INCORPORATED BY REFERENCE AS DESCRIBED UNDER THE SECTION ENTITLED “WHERE YOU CAN FIND MORE INFORMATION.” WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE SUCH OFFER OR SALE IS NOT PERMITTED.

     The information in this prospectus is accurate as of July 22, 2004. You should rely only on the information contained in this prospectus and the documents we have incorporated by reference. We have not authorized anyone to provide you with different information. You should not assume that the information provided by this prospectus or the documents we have incorporated by reference is accurate as of any date other than the date of the respective document.

     Each holder of an unregistered note wishing to accept the exchange offer must deliver the unregistered notes to be exchanged, together with the letter of transmittal that accompanies this prospectus and any other required documentation, to the exchange agent identified in this prospectus. Alternatively, you may effect a tender of unregistered notes by book-entry transfer into the exchange agent’s account at Euroclear Bank S.A./N.A., as operator of the Euroclear System (“Euroclear”), Clearstream Banking, S.A. (“Clearstream Banking”) or The Depository Trust Company, New York, New York (“DTC”). All deliveries are at the risk of the holder. You can find detailed instructions concerning delivery in the section called “The Exchange Offer” in this prospectus and in the accompanying letter of transmittal.

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FORWARD-LOOKING STATEMENTS

     This prospectus and the documents we have incorporated by reference include forward-looking statements. These forward-looking statements are identified as any statement that does not relate strictly to historical or current facts. They often use or are preceded by words such as “anticipate,” “believe,” “intend,” “plan,” “projection,” “forecast,” “strategy,” “position,” “continue,” “estimate,” “expect,” “may,” “will,” or the negative of those terms or other variations of them or comparable terminology. These statements often discuss plans, strategies, events or developments that we expect or anticipate will or may occur in the future and are based upon the beliefs and assumptions of our management and on the information currently available to them. In particular, statements, express or implied, concerning our future operating results or our ability to generate sales, income or cash flow are forward-looking statements.

     Forward-looking statements are not guarantees of future performance. You should not put undue reliance on any forward-looking statements. All forward-looking statements are subject to risks, uncertainties and assumptions that could cause our actual results to differ materially from those expressed in or implied by these forward-looking statements. Many of the factors that will affect our future results are beyond our ability to control or predict.

     Some of our forward-looking statements include the following:

•	whether we will have sufficient funds to meet our obligations, including our obligations under our debt securities;

•	whether we will continue to meet all of the quarterly financial tests required by the agreements governing our indebtedness;

•	our expectation that gross profit, operating income and net earnings will increase in the fourth quarter of fiscal 2004 compared to the amounts reported in the prior year period, primarily due to the effect of the Blue Rhino contribution; and

•	our expectation that propane and other as gas liquid sales and cost of product sold will increase in the fourth quarter of fiscal 2004 compared to the prior year period due to the effect of relatively higher wholesale propane costs.

     For a more detailed description of these particular forward-looking statements and for other factors that may affect any forward-looking statements, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 38 of our Annual Report on Form 10-K for the fiscal year ended July 31, 2003 and on page 41 of our Quarterly Report on Form 10-Q for the quarterly period ended April 30, 2004, both of which are incorporated by reference in this prospectus.

     When considering any forward-looking statement, you should also keep in mind the risk factors described under the section entitled “Risk Factors” in this prospectus and in our Annual Report on Form 10-K for the fiscal year ended July 31, 2003, which is incorporated by reference in this prospectus. See “Where You Can Find More Information.” Any of these risks could impair our business, financial condition or results of operation. Any such impairment may affect our ability to make distributions or pay interest on the principal of any of our debt securities. Except for ongoing obligations to disclose material information as required by federal securities laws, we do not undertake any obligation to update any forward-looking statements after distribution of this prospectus.

     In addition, the classification of Ferrellgas, L.P. as a partnership for federal income tax purposes means that Ferrellgas, L.P. does not generally pay federal income taxes. Ferrellgas, L.P. does, however, pay taxes on the income of its subsidiaries that are corporations. Ferrellgas, L.P. relies on a legal opinion from its counsel, and not a ruling from the Internal Revenue Service, as to its proper classification for federal income tax purposes. See “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended July 31, 2003, which is incorporated by reference in this prospectus.

     For purposes of this prospectus, unless the context indicates otherwise:

•	when we refer to “us,” “we,” “our,” or “ours,” we describe Ferrellgas, L.P., Ferrellgas Finance Corp. and our subsidiaries;

•	when we refer to “Ferrellgas Partners,” we mean Ferrellgas Partners, L.P., without its consolidated subsidiaries;

•	when we refer to the “general partner,” we mean Ferrellgas, Inc., as general partner of Ferrellgas Partners and Ferrellgas, L.P.;

•	when we refer to the “unregistered notes,” we mean our 6-3/4% notes due 2014 issued on April 20, 2004; and

•	when we refer to the “exchange notes,” we mean our 6-3/4% notes due 2014 that have been registered under the Securities Act and are to be issued in the exchange offer described herein.

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PROSPECTUS SUMMARY

     This summary may not contain all of the information that may be important to you. You should read this summary together with this entire prospectus and the information we have incorporated by reference to understand fully the terms of the exchange notes being offered hereunder, as well as the tax and other considerations that are important to you in making your investment decision. You should pay special attention to “Risk Factors” beginning on page 6 of this prospectus and on page 10 of our Annual Report on Form 10-K for the fiscal year ended July 31, 2003 to determine whether an investment in the exchange notes is appropriate for you. See “Where You Can Find More Information” on page 53 of this prospectus. Our fiscal year end is July 31.

Ferrellgas, L.P.

     We believe that we are the second largest retail marketer of propane in the United States as measured by our retail gallons sold in fiscal 2003 and the leading national provider of branded propane tank exchange. We serve more than one million residential, industrial/commercial, agricultural, tank exchange and other customers in 50 states, Puerto Rico, the U.S. Virgin Islands and Canada. Our operations primarily include the retail distribution and sale of propane and related equipment and supplies and extend from coast to coast with concentrations in the Midwest, Southeast, Southwest and Northwest regions of the United States.

     Our retail propane distribution consists principally of transporting propane purchased from third parties to our retail distribution outlets and then to tanks on customers’ premises, as well as to portable propane tanks. A substantial majority of our gross profit is derived from the retail distribution and sale of propane and related risk management activities. Gross profit from our retail distribution of propane is derived primarily from three sources:

•	residential customers;

•	industrial/commercial customers; and

•	agricultural and other customers.

Ferrellgas Finance Corp.

     Ferrellgas Finance Corp. is a Delaware corporation and a wholly-owned subsidiary of Ferrellgas, L.P. Ferrellgas Finance Corp. has nominal assets and does not, and will not in the future, conduct any operations or have any employees. Ferrellgas Finance Corp. may act as co-obligor of future issuances of debt securities of Ferrellgas, L.P. so as to allow investment in those debt securities by institutional investors that may not otherwise be able to make such an investment by reason of its structure and the legal investment laws of their states of organization or their charters.

Recent Events

     On April 14, 2004, Ferrellgas Partners announced the closing of a public offering of 7.0 million common units. Ferrellgas Partners received net proceeds from this offering of approximately $156.4 million, based on the offering price of $23.34 per common unit and after deducting underwriting discounts and commissions.

     On April 20, 2004, we announced that Ferrellgas Escrow LLC, a wholly-owned subsidiary of Ferrellgas, L.P., and Ferrellgas Finance Escrow Corporation, a wholly-owned subsidiary of Ferrellgas Finance Corp., closed a private placement of $250.0 million of the unregistered notes. The two subsidiaries were co-obligors under the unregistered notes and received net proceeds of approximately $243.5 million from the private placement based on an offering price of 99.637% per unregistered note and after deducting underwriting discounts and commissions. The unregistered notes were issued pursuant to an indenture dated April 20, 2004.

     On April 21, 2004, Ferrellgas Escrow LLC was merged with and into Ferrellgas, L.P. and Ferrellgas Finance Escrow Corporation was merged with and into Ferrellgas Finance Corp., thereby making us the new co-obligors under the unregistered notes. We agreed to effect an exchange offer for the unregistered notes pursuant to a registration rights agreement dated April 20, 2004.

     On April 20, 2004, an affiliate of our general partner acquired all of the outstanding common stock of Blue Rhino Corporation in an all cash merger, after which it converted Blue Rhino Corporation into a limited liability company, Blue Rhino LLC. On April 21, 2004, this affiliate contributed Blue Rhino LLC to Ferrellgas, L.P. through a series of transactions. Blue Rhino LLC was thereafter merged with and into Ferrellgas, L.P. As a result of these transactions, we have become the leading national provider of portable propane tank exchange services as well as a leading supplier of complementary propane and non-propane products to consumers through many of the nation’s largest retailers. Our branded propane tank exchange service is offered at more than 30,000 retail locations in 50 states, Puerto Rico, the U.S. Virgin Islands and Canada, including at leading home improvement centers, mass merchants, hardware, grocery and convenience stores and is marketed under the trade name “Blue Rhino.”

Additional Information

     Our principal executive office is located at One Liberty Plaza, Liberty, Missouri 64068, and the telephone number is (816) 792-1600.

Summary of the Exchange Offer

     On April 20, 2004, we issued $250.0 million aggregate principal amount of the unregistered notes. On the same day, we and the initial purchasers of the unregistered notes entered into a registration rights agreement in which we agreed that you, as a holder of unregistered notes, would be entitled to exchange your unregistered notes for exchange notes registered under the Securities Act but otherwise having terms identical in all material respects to the unregistered notes. This exchange offer is intended to satisfy these rights. After the exchange offer is completed, you will no longer be entitled to any registration rights with respect to your notes. The exchange notes will be our obligations and will be entitled to the benefits of the indenture relating to the unregistered notes. The form and terms of the exchange notes are identical in all material respects to the form and terms of the unregistered notes, except:

•	the exchange notes have been registered under the Securities Act, and therefore will contain no restrictive legends;

•	the exchange notes will not have registration rights; and

•	the exchange notes will not have rights to additional interest.

For additional information on the terms of the exchange offer, see “The Exchange Offer.”

The Exchange Offer	We are offering to exchange $1,000 principal amount of 6-3/4% notes due 2014 which have been registered under the Securities Act for each $1,000 principal amount of our outstanding unregistered 6-3/4% notes due 2014. As of the date of this prospectus, $250.0 million in aggregate principal amount of our unregistered 6-3/4% notes due 2014 are outstanding.

Expiration of the Exchange Offer	The exchange offer will expire at 5:00 p.m., New York City time, on August 23, 2004, unless we decide to extend the expiration date.

Conditions of the Exchange Offer	We will not be required to accept for exchange any unregistered notes, and we may amend or terminate the exchange offer if any of the following conditions or events occurs:

•	the exchange offer violates applicable law or any applicable interpretation of the staff of the SEC;

•	any action or proceeding shall have been instituted or threatened which might materially impair our ability to proceed with the exchange offer, or a material adverse development in any existing action or proceeding with respect to us; or

•	all governmental approvals, which we deem necessary for the consummation of the exchange offer, have not been obtained.

We will give oral or written notice of any non-acceptance, amendment or termination to the registered holders of the unregistered notes as promptly as practicable. We reserve the right to waive any conditions of the exchange offer.

Resale of the Exchange Notes	Based on interpretative letters of the SEC staff to third parties unrelated to us, we believe that you can resell and transfer the exchange notes you receive pursuant to this exchange offer, without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that:

•	any exchange notes to be received by you will be acquired in the ordinary course of your business;

•	you are not engaged in, do not intend to engage in and have no arrangement or understanding with any person to participate in the distribution of the exchange notes;

•	you are not our “affiliate,” as defined in Rule 405 under the

Securities Act, or, if you are such an affiliate, you will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable;

•	if you are a broker-dealer, you have not entered into any arrangement or understanding with us or any of our “affiliates,” within the meaning of Rule 405 under the Securities Act, to distribute the exchange notes; and

•	if you are a broker-dealer, you will receive exchange notes for your own account in exchange for unregistered notes that were acquired as a result of market-making activities or other trading activities and that you will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such exchange notes.

If you wish to accept the exchange offer, you must represent to us that these conditions have been met.

Accrued Interest on the Exchange Notes	The exchange notes will accrue interest from the date interest was last paid on the unregistered notes. If no interest was paid on your unregistered notes, your exchange notes will accrue interest from and including April 20, 2004. We will pay interest on the exchange notes semi-annually on May 1 and November 1 of each year.

Procedures for Tendering Unregistered Notes	If you wish to participate in the exchange offer, you must transmit a properly completed and signed letter of transmittal, and all other documents required by the letter of transmittal, to the exchange agent at the address set forth in the letter of transmittal. These materials must be received by the exchange agent before 5:00 p.m., New York City time, on August 23, 2004, the expiration date of the exchange offer. You must also provide:

•	a confirmation of any book-entry transfer of unregistered notes tendered electronically into the exchange agent’s account with DTC, Euroclear or Clearstream, and you must comply with DTC’s, Euroclear’s or Clearstream’s respective standard operating procedures for electronic tenders, by which you will agree to be bound in the letter of transmittal; or

•	physical delivery of your unregistered notes to the exchange agent’s address as set forth in the letter of transmittal, and the letter of transmittal must also contain the representations you must make to us as described under “The Exchange Offer — Procedures for Tendering.”

Special Procedures for Beneficial Owners	If you are a beneficial owner of unregistered notes that are held through a broker, dealer, commercial bank, trust company or other nominee and you wish to tender such unregistered notes, you should contact the person promptly and instruct the person to tender your unregistered notes on your behalf.

Guaranteed Delivery Procedures for Unregistered Notes	If you cannot meet the expiration deadline, or you cannot deliver your unregistered notes, the letter of transmittal or any other required documentation, or comply with DTC’s, Euroclear’s or Clearstream’s respective standard operating procedures for electronic tenders on time, you may tender your unregistered notes according to the guaranteed delivery procedures set forth under “The Exchange Offer — Guaranteed Delivery Procedures.”

Withdrawal Rights	You may withdraw the tender of your unregistered notes at any time prior to 5:00 p.m., New York City time, on August 23, 2004, the expiration date of the exchange offer.

Consequences of Failure to Exchange	If you are eligible to participate in this exchange offer and you do not tender your unregistered notes as described in this prospectus, you will not have any further registration rights. In that case, your unregistered notes will continue to be subject to restrictions on transfer. As a result of the restrictions on transfer and the availability of exchange notes, the unregistered notes are likely to be much less liquid than before the exchange offer. The unregistered notes will, after the exchange offer, bear interest at the same rate as the exchange notes.

Certain U.S. Federal Income Tax Consequences	The exchange of the unregistered notes for exchange notes pursuant to the exchange offer will not be a taxable exchange for U.S. federal income tax purposes.

Use of Proceeds	We will not receive any proceeds from the issuance of exchange notes pursuant to the exchange offer.

Exchange Agent for the Unregistered Notes	U.S. Bank National Association, the trustee under the indenture for the unregistered notes, will serve as the exchange agent in connection with the exchange offer.

Summary Description of the Exchange Notes

     The following is a summary of the exchange notes and is subject to a number of important exceptions and qualifications. For additional information on the terms of the exchange notes, see “Description of the Notes.”

Issuers	Ferrellgas, L.P. and Ferrellgas Finance Corp.

Notes Offered	$250.0 million in aggregate principal amount of 6¾% Senior Notes due 2014.

Maturity Date	May 1, 2014.

Interest	6¾% per annum, payable semi-annually in arrears on May 1 and November 1 of each year, commencing November 1, 2004.

Ranking	The notes will rank:

•	effectively junior to all of our future senior secured indebtedness, to the extent of the value of the assets securing such debt;

•	equally with all of our existing and future senior unsecured indebtedness, including trade payables; and

•	senior to any of our future indebtedness that expressly provides it is subordinated to the notes.

Optional Redemption	We may redeem up to 35% of the aggregate principal amount of the notes on or before May 1, 2007 with the net proceeds of specified equity offerings. We may make that redemption only if, after the redemption, at least 65% of the aggregate principal amount of notes issued under the indenture remains outstanding. We may also redeem some or all of the notes on or after May 1, 2009 at the redemption prices described in this prospectus, plus accrued and unpaid interest, to the date of redemption.

Change of Control	If we experience specific changes of control, each noteholder will have the right to require us to repurchase all or any part of that noteholder’s notes. The repurchase price will equal 101% of the aggregate principal amount of the notes on the date of repurchase, plus accrued and unpaid interest to the date of repurchase. See “Description of the Notes — Offers to Purchase; Repurchase at the Option of the Noteholders — Change of Control Offer.”

Asset Sales	Under specified circumstances, we may be required to make an offer to repurchase a portion of the notes in the event of specified asset sales by us or specified subsidiaries. See “Description of the Notes — Offers to Purchase; Repurchase at the Option of the Noteholders — Asset Sales.”

Certain Covenants	The indenture includes covenants that, among other things, limit our ability and our restricted subsidiaries:

•	to incur additional indebtedness;

•	to create liens on our assets;

•	to make distributions to our unitholders;

•	to purchase or redeem our outstanding equity interests or subordinated debt;

•	to make specified investments;

•	to sell assets;

•	to engage in specified transactions with affiliates;

•	to restrict the ability of our subsidiaries to make specified payments, loans, guarantees and transfers of assets or interests in assets;

•	to engage in sale-leaseback transactions; and

•	to effect a merger or consolidation with or into other companies or a sale of all or substantially all of our Certain Covenants properties or assets.

RISK FACTORS

     You should carefully consider the risk factors set forth below as well as other information contained in and incorporated by reference in this prospectus before tendering your unregistered notes in the exchange offer. The risks described below are not the only risks facing us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, financial condition or operating results. In addition to the risk factors listed below, please see “Risk Factors” beginning on page 10 of Ferrellgas, L.P.’s and Ferrellgas Finance Corp.’s Annual Report on Form 10-K for the year ended July 31, 2003, which is incorporated by reference in this prospectus, for a discussion of particular factors you should consider before determining whether to tender your unregistered notes in the exchange offer. See “Where You Can Find More Information.” Any of the following risks could materially and adversely affect our business, financial condition or operating results. In such case, you may lose all or part of your investment.

Risks Relating to the Exchange Offer

Holders who fail to exchange their unregistered notes will continue to be subject to restrictions on transfer.

     If you do not exchange your unregistered notes for exchange notes in the exchange offer, you will continue to be subject to the restrictions on transfer of your unregistered notes described in the legend on the certificates for your unregistered notes. The restrictions on transfer of your unregistered notes arise because we issued the unregistered notes under exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, you may only offer or sell the unregistered notes if they are registered under the Securities Act and applicable state securities laws, or offered and sold under an exemption from these requirements. We do not plan to register any sale of the unregistered notes under the Securities Act. For further information regarding the consequences of tendering your unregistered notes in the exchange offer, see the discussions below under the captions “The Exchange Offer—Consequences of Failure to Exchange” and “Certain United States Federal Income Tax Consequences.”

     We believe that exchange notes issued in exchange for unregistered notes pursuant to the exchange offer may be offered for resale, resold or otherwise transferred by you without registering the exchange notes under the Securities Act or delivering a prospectus:

•	so long as you are not one of our “affiliates,” which is defined in Rule 405 of the Securities Act, and acquire the exchange notes in the ordinary course of your business; and

•	unless you are a broker dealer, you do not have any arrangement or understanding with any person to participate in the distribution of the exchange notes.

Our belief is based on interpretations by the SEC’s staff in no-action letters issued to third parties. Please note that the SEC has not considered our exchange offer in the context of a no-action letter, and the SEC’s staff may not make a similar determination with respect to our exchange offer.

     Unless you are a broker-dealer, you must acknowledge that you are not engaged in, and do not intend to engage in, a distribution of the exchange notes and that you have no arrangement or understanding to participate in a distribution of the exchange notes. If you are one of our affiliates, or you are engaged in, intend to engage in or have any arrangement or understanding with respect to, the distribution of exchange notes acquired in the exchange offer, you should not rely on our interpretations of the position of the SEC’s staff and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

     Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such exchange notes. The letter of transmittal states that by so acknowledging and by delivering such a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for unregistered notes where such unregistered notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the expiration date of the exchange offer, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.”

     In addition, you may offer or sell the exchange notes in some jurisdictions only if the exchange notes have been registered or qualified for sale there, or an exemption from registration or qualification is available and is complied with.

     Subject to the limitations specified in the registration rights agreements relating to the unregistered notes, we will register or qualify the exchange notes for offer or sale under the securities laws of any jurisdictions that you reasonably request in writing. Unless you request that the sale of the exchange notes be registered or qualified in a jurisdiction, we currently do not intend to register or qualify the sale of the exchange notes in any jurisdiction.

You must comply with the exchange offer procedures to receive exchange notes.

     Subject to the conditions set forth under “The Exchange Offer—Conditions to the Exchange Offer,” delivery of exchange notes in exchange for unregistered notes tendered and accepted for exchange pursuant to the exchange offer will be made only after timely receipt by the exchange agent of the following:

•	certificates for unregistered notes or a book-entry confirmation of a book-entry transfer of unregistered notes into the exchange agent’s account at DTC, Euroclear or Clearstream, including an agent’s message if the tendering holder does not deliver a letter of transmittal;

•	a completed and signed letter of transmittal, or facsimile thereof, with any required signature guarantees, or, in the case of a book-entry transfer, an agent’s message in lieu of the letter of transmittal; and

•	any other documents required by the letter of transmittal.

     Therefore, holders of unregistered notes who would like to tender unregistered notes in exchange for exchange notes should be sure to allow enough time for the unregistered notes to be delivered on time. We are not required to notify you of defects or irregularities in tenders of unregistered notes for exchange. Unregistered notes that are not tendered or that are tendered but we do not accept for exchange will, following consummation of the exchange offer, continue to be subject to the existing transfer restrictions under the Securities Act and, upon consummation of the exchange offer, specific registration and other rights under the registration rights agreement will terminate. See “The Exchange Offer—Procedures for Tendering” and “The Exchange Offer—Consequences of Failure to Exchange.”

     Some holders who exchange their unregistered notes may be deemed to be underwriters.

     If you exchange your unregistered notes in the exchange offer for the purpose of participating in a distribution of the exchange notes, you may be deemed to have received restricted securities and, if so, will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

Risks Relating to the Notes

There is no public market for the exchange notes and we cannot be sure an active trading market for the exchange notes will develop.

     There is no established trading market for the exchange notes, and we cannot assure you that an active trading market will develop for the exchange notes. Although the initial purchasers have informed us that they currently intend to make a market in the exchange notes, they have no obligation to do so and may discontinue making a market at any time without notice.

     The liquidity of any market for the exchange notes and their future trading prices will depend upon the number of holders of the exchange notes, our performance, prevailing interest rates, the market for similar securities, the interest of securities dealers in making a market in the exchange notes and other factors. A liquid trading market may not develop for the exchange notes. If no active trading market develops, you may not be able to resell your exchange notes at their fair market value or at all. If a market develops, the exchange notes could trade at prices that may be lower than the initial offering price of the unregistered notes. In addition, to the extent unregistered notes are tendered and accepted in the exchange offer, the trading market, if any, for the unregistered notes would be adversely affected. We do not intend to apply for listing of the exchange notes on any securities exchange.

We may be unable to repurchase the notes upon a change of control and it may be difficult to determine if a change of control has occurred.

     Upon the occurrence of a “change of control,” we or a third party will be required to make a change of control offer to repurchase the notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest, unless all notes previously have been called for redemption. We may not have the financial resources to purchase the notes in that circumstance, particularly if a change of control event triggers a similar repurchase requirement for, or results in the acceleration of, other indebtedness. Some of the agreements governing our indebtedness currently provide that specified change of control events will result in the acceleration of the indebtedness under those agreements, and its future debt agreements may contain similar provisions. In addition, future debt agreements may contain other restrictions on our ability to repurchase our debt securities, including the notes, upon a change of control. These restrictions could prevent us from satisfying our obligations to purchase the notes unless we are able to refinance or obtain waivers under any indebtedness containing these restrictions. Our failure to make or consummate a change of control repurchase offer or pay the change of control purchase price when due will constitute an Event of Default under the indenture governing the notes. See “Description of the Notes—Offers to Purchase; Repurchase at the Option of the Noteholders—Change of Control Offer.”

     In addition, one of the events that may constitute a change of control is a sale of all or substantially all of our assets. The meaning of “substantially all” varies according to the facts and circumstances of the subject transaction and has no clearly established meaning under New York law, which is the law that governs the indenture for the notes. This ambiguity as to when a sale of substantially all of our assets has occurred may make it difficult for holders of notes to determine whether we have properly identified, or failed to identify, a change of control.

Risks Inherent to Our Business

Our substantial debt and other financial obligations could impair our financial condition and our ability to fulfill our debt obligations.

     We have substantial indebtedness and other financial obligations. As of April 30, 2004, we had approximately:

•	total indebtedness of $897.3 million;

•	partners’ capital of $498.7 million;

•	availability under our operating partnership’s bank credit facility of $149.0 million; and

•	aggregate future minimum rental commitments under non-cancelable tank and other equipment operating leases of $96.4 million; provided, however, if we elect to purchase the underlying assets at the end of the lease terms, such aggregate buyout would be $24.6 million.

     As of April 30, 2004, adjusted on a pro forma basis after giving effect to Ferrellgas Partners’ incurrence on June 10, 2004, of $50.0 million of debt and the capital contribution of a substantial portion of those net proceeds to Ferrellgas, L.P. to reduce its indebtedness under its bank credit facility, we had approximately:

•	total indebtedness of $845.6 million;

•	partners’ capital of $550.3 million; and

•	availability under our bank credit facility of $200.6 million.

Subject to the restrictions governing our operating partnership’s indebtedness and other financial obligations and the indenture governing the notes, we may incur significant additional indebtedness and other financial obligations, which may be secured and/or structurally senior to the notes.

Our substantial indebtedness and other financial obligations could have important consequences to you. For example, it could:

•	make it more difficult for us to satisfy our obligations with respect to the notes;

•	impair our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes;

•	result in higher interest expense in the event of increases in interest rates since some of our debt is, and will continue to be, at variable rates of interest;

•	have a material adverse effect on us if we fail to comply with financial and restrictive covenants in our debt agreements and an event of default occurs as a result of that failure that is not cured or waived;

•	require us to dedicate a substantial portion of our cash flow to payments on our indebtedness and other financial obligations, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general partnership requirements;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate; and

•	place us at a competitive disadvantage compared to our competitors that have proportionately less debt.

     If we are unable to meet our debt service obligations and other financial obligations, we could be forced to restructure or refinance our indebtedness and other financial transactions, seek additional equity capital or sell our assets. We may then be unable to obtain such financing or capital or sell our assets on satisfactory terms, if at all.

Risks Related to Our Portable Propane Tank Exchange Program

The revenues received from the recently acquired Blue Rhino assets and business are concentrated with a limited number of retailers under non-exclusive arrangements that may be terminated at will.

     The revenues received from the recently acquired Blue Rhino assets and business are concentrated with a limited number of retailers. If one or more of these retailers were to materially reduce or terminate its business with us, the results from our propane tank exchange operations may suffer. For fiscal 2003, Wal*Mart, Home Depot, and Lowe’s represented approximately 36%, 18% and 11% of Blue Rhino’s net revenues, respectively. None of our significant retail tank exchange accounts are contractually bound to offer our tank exchange service or products. Therefore, retailers can discontinue our tank exchange service or sales of our propane related products at any time and offer a competitor’s tank exchange service or related propane products or none at all. Continued relations with a retailer depend upon various factors, including price, customer service, consumer demand and competition. In addition, most of our significant retailers have multiple vendor policies and may seek to offer a competitor’s tank exchange program or products competitive with our propane related products at new or existing locations of these significant retailers. If any significant retailer materially reduces, terminates or is unwilling to expand its relationship with us or requires price reductions or other adverse modifications in our selling terms, our results from our tank exchange operations may suffer.

If our distributors do not perform up to our expectations, if we encounter difficulties in managing our distributor operations or if we or our distributors are not able to manage growth effectively, our retail relationships may be adversely impacted and our tank exchange business may suffer.

     We rely exclusively on our distributors to deliver our tank exchange service to retailers. Accordingly, our success depends on our ability to maintain and manage distributor relationships and operations and on the distributors’ ability to set up and adequately service accounts. Many of our distributors are independent, and we exercise only limited influence over the resources that these distributors devote to tank exchange. Our retailers impose demanding service requirements on us, and we could suffer a loss of consumer or retailer goodwill if our distributors do not adhere to our quality control and service guidelines or fail to ensure an adequate and timely supply of portable propane tanks at retail locations. The poor performance of a single distributor to a national retailer could jeopardize our entire relationship with that retailer and cause our tank exchange business to suffer. In addition, the number of retail locations offering our tank exchange and corresponding sales have historically grown significantly along with the creation of our distributor network. Accordingly, our distributors must be able to adequately service an increasing number of retail accounts. If we or our distributors fail to manage growth effectively, our financial results from our tank exchange business may suffer.

If we experience problems associated with our R4 Technical Center, our distributors may not be able to service our retail accounts and our tank exchange business may suffer.

     R4 Technical Center -North Carolina, LLC is a joint venture in which we and Manchester Tank & Equipment Co. North Carolina each own a 50% interest. Several distributors owned by us as well as several independent distributors rely on R4 Technical Center for their required supplies of refilled and refurbished propane tanks. We effectively share management of R4 Technical Center with Manchester Tank & Equipment. If R4 Technical Center experiences problems, whether operational, caused by management disagreements or otherwise, we may be unable to meet production goals, achieve targeted production costs or otherwise satisfy the needs of our distributors, in which event the ability of our distributors to service our retail accounts may be adversely impacted and cause our tank exchange business to suffer.

If we are unable to manage the impact of recent overfill prevention device valve guidelines, our tank exchange business may suffer.

     Guidelines published by the National Fire Protection Association in the current form of Pamphlet 58 and adopted in many states require that all portable propane tanks refilled after April 1, 2002 must be fitted with an overfill prevention valve. If we or our distributors cannot satisfy the demand for compliant propane tanks such that our retailers maintain an adequate supply, our retailer relationships and our tank exchange business may suffer. In addition, for some of our customers, we have fixed in advance the price per tank exchange unit charged to our retailers. When pricing, we make assumptions with regard to the number of tanks that will already have an overfill prevention valve when presented for exchange, on which our margins will be greater, and the number of tanks that will need an overfill prevention valve. If our actual experience is inconsistent with our assumptions, our margins on sales to that retailer may be lower than expected, which may have an adverse effect on our financial condition and results of operations.

For our tank exchange business, we depend on our management information systems to manage all aspects of that business effectively.

     For our tank exchange business, we depend on our management information systems to process orders, manage inventory and accounts receivable collections, maintain distributor and customer information, maintain cost-efficient operations and assist distributors in delivering products on a timely basis. In addition, our staff of management information systems professionals relies heavily on the support of several key consultants. Any disruption in the operation of those management information systems, loss of employees knowledgeable about such systems, termination of our relationship with one or more of these key consultants or failure to continue to modify such systems effectively as our business expands could negatively affect our tank exchange business.

Potential retail partners may not be able to obtain necessary permits or may be substantially delayed in obtaining necessary permits, which may adversely impact our ability to grow our tank exchange retail locations.

     Local ordinances, which vary from jurisdiction to jurisdiction, generally require retailers to obtain permits to store and sell propane tanks. These ordinances influence retailers’ acceptance of tank exchange, distribution methods, propane tank packaging and storage. The ability and time required to obtain permits varies by jurisdiction. Delays in obtaining permits have from time to time significantly delayed the installation of new retail locations. Some jurisdictions have refused to issue the necessary permits, which has prevented some installations. Some jurisdictions may also impose additional restrictions on our ability to market and our distributors’ ability to transport propane tanks or otherwise maintain our tank exchange program.

USE OF PROCEEDS

     We will not receive any proceeds from the issuance of the exchange notes pursuant to the exchange offer.

RATIO OF EARNINGS TO FIXED CHARGES

     Our historical and pro forma ratio of earnings to fixed charges for each of the periods indicated below is as follows:

							Nine months
							ended
	Twelve months ended July 31,						April 30,
	1999	2000		2001	2002	2003	2003	2004
Historical	1.5	1.3	*	2.2	2.3	2.5	4.0	3.2
Pro Forma	1.6	1.4	*	2.4	2.3	2.5	4.0	3.2

*	The ratio of earnings to fixed charges for the twelve months ended July 31, 2000 reflects the partial year cash flow contribution from our acquisition of Thermogas in December 1999.

     These computations include Ferrellgas, L.P. and its subsidiaries on a consolidated basis. For these ratios, “earnings” is the amount resulting from adding the following items:

•	pre-tax income from continuing operations; and

•	fixed charges.

     The term “fixed charges” means the sum of the following:

•	interest expensed and capitalized;

•	amortized premiums, discounts and capitalized expenses related to indebtedness; and

•	an estimate of the interest component within rental expenses.

     The pro forma ratio of earnings to fixed charges for the twelve months ended July 31, 1999 through 2001 were calculated by adding back amortization on goodwill and some intangible assets. For the twelve months ended July 31, 2002, we implemented Statement of Financial Accounting Standard No. 142, “Goodwill and Other Intangible Assets.” The addition of amortization charges related to goodwill and intangibles totaled approximately $4, $6 and $11 million for the twelve months ended July 31, 1999 through 2001, respectively.

     During the twelve months ended July 31, 2003, we adopted Statement of Financial Accounting Standards No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections,” which required us to report expenses of $7.1 million associated with the early extinguishment of debt in income from continuing operations. Prior to the adoption of Statement of Financial Accounting Standards No. 145, we would have classified this type of expense as an extraordinary item.

SELECTED CONDENSED HISTORICAL FINANCIAL AND OTHER DATA

     The following table presents our selected condensed historical financial and other data. You should read this financial data in conjunction with the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in our Annual Report on Form 10-K for our fiscal year ended July 31, 2003, and our consolidated financial statements and related notes, which are incorporated by reference in this prospectus. See “Where You Can Find More Information.” Other than the results for the nine months ended April 30, 2004, the following information does not reflect any financial information with respect to the contribution of Blue Rhino LLC to us.

	Fiscal year					Nine months
	ended July 31,					ended April 30,
	1999	2000	2001	2002	2003	2003	2004
	(in thousands, except as specified)
Income statement data:
Total revenues	$633,349	$959,023	$1,468,670	$1,034,796	$1,221,639	$1,050,145	$1,127,342
Gross profit	350,761	428,044	538,553	501,359	530,670	463,821	446,863
Equipment lease expense	12,976	25,518	30,986	24,551	20,640	16,510	14,272
Depreciation and amortization expense	47,257	61,633	56,523	41,937	40,779	30,719	37,130
ESOP compensation charge	3,295	3,733	4,843	5,218	6,778	4,653	5,990
Gain (loss) on disposal of assets and other	(1,842)	356	(5,744)	(3,957)	(6,679)	(3,781)	(4,477)
Operating income	60,497	57,091	126,691	118,917	130,235	159,439	128,295
Earnings before cumulative effect of change in accounting principle	17,690	16,069	82,302	76,359	86,198	126,288	92,152
Balance sheet data at end of period:
Working capital (deficit)	$(2,692)	$(4,640)	$23,831	$9,099	$7,792	$38,078	88,543
Total assets	653,278	964,944	892,778	882,233	1,055,691	1,066,833	1,582,750
Total long term debt	423,840	558,118	544,782	543,848	668,657	633,713	894,325
Partners’ capital	89,664	201,118	198,771	182,272	231,815	299,084	498,723
Other data:
Retail propane sales volumes (in thousands of gallons)	680,477	846,664	956,718	831,592	898,622	783,034	743,763
Winter degree days —% colder (warmer) than normal	(8)%	(14)%	6%	(11)%	—	—	(5)%
Interest expense	$31,107	$43,251	$47,686	$43,972	$45,318	$33,992	37,386
Capital expenditures:
Maintenance	$10,505	$8,917	$11,996	$9,576	$14,187	$8,147	15,238
Growth	15,238	11,838	3,152	4,826	4,123	2,940	5,184
Technology initiative	—	—	100	30,070	14,699	18,517	4,782
Tank lease buyout	—	—	—	—	154,129	—	—
Acquisition	48,749	310,260	1,417	10,962	41,310	38,132	447,298

Total	$74,492	$331,015	$16,665	$55,434	$228,448	$221,865	472,502

THE EXCHANGE OFFER

Purpose And Effect Of Exchange Offer; Registration Rights

     When we sold the unregistered notes in April 2004, we entered into a registration rights agreement with the initial purchasers of the unregistered notes. Under the registration rights agreement, we agreed:

•	to file with the SEC a registration statement relating to the exchange offer under the Securities Act no later than September 7, 2004;

•	to use reasonable best efforts to cause the exchange offer registration statement to be declared effective under the Securities Act on or before December 6, 2004;

•	as soon as practicable, but no later than 30 days, after the effectiveness of the exchange offer registration statement, to offer the exchange notes in exchange for surrender of the unregistered notes; and

•	to keep the registered exchange offer open for not less than 30 days, or longer if required by applicable law, after the date notice of the registered exchange offer is mailed to the holders of the unregistered notes.

     If you participate in the exchange offer, you will, with limited exceptions, receive securities that are freely tradable and not subject to restrictions on transfer. See “—Resales of Exchange Notes” for more information relating to your ability to transfer exchange notes.

     The exchange offer is not being made to, nor will we accept tenders for exchange from, holders of unregistered notes in any jurisdiction in which the exchange offer or the acceptance of the exchange offer would not be in compliance with the securities laws or blue sky laws of such jurisdiction.

     If you are eligible to participate in this exchange offer and you do not tender your unregistered notes as described in this prospectus, you will not have any further registration rights. In that case, your unregistered notes will continue to be subject to restrictions on transfer under the Securities Act.

     Each broker-dealer that receives exchange notes for its own account in exchange for unregistered notes, where such unregistered notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such exchange notes. See “Plan of Distribution.”

Shelf Registration

     In the registration rights agreement, we agreed to file a shelf registration statement only if:

•	applicable interpretations of the staff of the SEC do not permit us to effect such a registered exchange offer;

•	for any other reason we do not consummate the registered exchange offer on or before January 5, 2005;

•	an initial purchaser notifies us within 30 days following consummation of the registered exchange offer that unregistered notes held by it are not eligible to be exchanged for exchange notes in the registered exchange offer; or

•	a holder notifies us within 30 days following consummation of the registered exchange offer that they are prohibited by law or SEC policy from participating in the registered exchange offer or may not resell the exchange notes acquired by them in the registered exchange offer to the public without delivering a prospectus, and this prospectus is not appropriate or not available for such resales, then, we will, subject to specific exceptions,

•	promptly file a shelf registration statement with the SEC covering resales of the unregistered notes or the exchange notes, as the case may be;

•	in the case of the clause in the first bullet above, use our reasonable best efforts to cause the shelf registration statement to be declared effective under the Securities Act on or prior to the January 5, 2005, and in the case of the clauses in the second through fourth bullets above, use our reasonable best efforts to cause the shelf registration statement to be declared effective under the Securities Act on or prior to the 90th day after the date we file the shelf registration statement; and

•	keep the shelf registration statement effective until the earliest of:

•	the time when the unregistered notes covered by the shelf registration statement can be sold pursuant to Rule 144 without any limitations under clauses (c), (e), (f) and (h) of Rule 144;

•	April 20, 2006; and

•	the date on which all unregistered notes registered under the shelf registration statement are disposed of in accordance therewith.

     We will, in the event a shelf registration statement is filed, among other things, provide to each holder for whom such shelf registration statement was filed copies of the prospectus which is a part of the shelf registration statement, notify each such holder when the shelf registration statement has become effective and take other actions as are required to permit unrestricted resales of the unregistered notes or the exchange notes, as the case may be. A holder selling such unregistered notes or exchange notes pursuant to the shelf registration statement generally would be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers, will be subject to some of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the registration rights agreement that are applicable to such holder, including particular indemnification obligations.

Additional Interest

     We will pay additional cash interest on the applicable unregistered notes and exchange notes, subject to specific exceptions, if:

•	we fail to file any of the registration statements required by the registration rights agreement on or before the date specified for such filing;

•	such registration statement is not declared effective by the SEC on or prior to the date specified for such effectiveness;

•	we fail to complete the exchange offer on or prior to the date specified for such completion; or

•	a shelf registration statement that is required to be filed is declared effective but thereafter ceases to be effective or usable during the period specified in the registration rights agreement, subject to specific exceptions for limited periods of time.

     The rate of the additional interest will be 0.25% per annum for the first 90-day period immediately following the occurrence of any of the above, and such rate will increase by an additional 0.25% per annum with respect to each subsequent 90-day period until all defaults described above have been cured, up to a maximum additional interest rate of 1.0% per annum. We will pay such additional interest on regular interest payment dates. Such additional interest will be in addition to any other interest payable from time to time with respect to the notes and the exchange notes.

     The exchange offer is intended to satisfy our exchange offer obligations under the registration rights agreement. The above summary of the registration rights agreement is not complete and is subject to, and qualified by reference to, all the provisions of the registration rights agreement. A copy of the registration rights agreement is filed as an exhibit to the registration statement that includes this prospectus.

Terms Of The Exchange Offer

     Upon the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal, we are offering to exchange $1,000 principal amount of exchange notes for each $1,000 principal amount of unregistered notes. You may tender some or all of your unregistered notes only in integral multiples of $1,000. As of the date of this prospectus, $250,000,000 aggregate principal amount of the unregistered notes are outstanding.

     The terms of the exchange notes to be issued are identical in all material respects to the unregistered notes, except that the exchange notes have been registered under the Securities Act and, therefore, the certificates for the exchange notes will not bear legends restricting their transfer and the exchange notes will not have any right to additional interest. The exchange notes will be issued under and be entitled to the benefits of the Indenture dated as of April 20, 2004, among us and U.S. Bank National Association, as trustee.

     In connection with the issuance of the unregistered notes, we arranged for the unregistered notes to be issued and transferable in book-entry form through the facilities of Euroclear, Clearstream and DTC, acting as a depositary. The exchange notes will also be issuable and transferable in book-entry form through Euroclear, Clearstream and DTC.

     There will be no fixed record date for determining the eligible holders of the unregistered notes that are entitled to participate in the exchange offer. We will be deemed to have accepted for exchange validly tendered unregistered notes when and if we have given oral, promptly confirmed in writing, or written notice of acceptance to the exchange agent. The exchange agent will act as agent for the tendering holders of unregistered notes for the purpose of receiving exchange notes from us and delivering them to such holders.

     If any tendered unregistered notes are not accepted for exchange because of an invalid tender or the occurrence of specific other events described herein, certificates for any such unaccepted unregistered notes will be returned, without expenses, to the tendering holder thereof as promptly as practicable after the expiration of the exchange offer.

     Holders of unregistered notes who tender in the exchange offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of unregistered notes for exchange notes pursuant to the exchange offer. We will pay all charges and expenses, other than applicable taxes, in connection with the exchange offer. It is important that you read the section “—Fees and Expenses” below for more details regarding fees and expenses incurred in the exchange offer.

     If we successfully complete this exchange offer, any unregistered notes whose holders do not tender or which we do not accept in the exchange offer will remain outstanding and will continue to be subject to restrictions on transfer. The unregistered notes will continue to accrue interest, but, in general, the holders of unregistered notes after the exchange offer will not have further rights under the registration rights agreement, and we will not have any further obligation to register the unregistered notes under the Securities Act. In that case, holders wishing to transfer unregistered notes would have to rely on exemptions from the registration requirements of the Securities Act.

Conditions Of The Exchange Offer

     You must tender your unregistered notes in accordance with the requirements of this prospectus and the letter of transmittal to participate in the exchange offer. Notwithstanding any other provision of the exchange offer, or any extension of the exchange offer, we will not be required to accept for exchange any unregistered notes, and may amend or terminate the exchange offer if:

•	the exchange offer violates applicable law or any applicable interpretation of the staff of the SEC;

•	any action or proceeding shall have been instituted or threatened which might materially impair our ability to proceed with the exchange offer, or a material adverse development in any existing action or proceeding with respect to us; or

•	all governmental approvals, which we deem necessary for the consummation of the exchange offer, have not been obtained.

Expiration Date; Extensions; Amendment; Termination

     The exchange offer will expire 5:00 p.m., New York City time, on August 23, 2004, unless, in our sole discretion, we decide to extend it. In the case of any extension, we will notify the exchange agent orally, promptly confirmed in writing, or in writing of any extension. We will also notify the registered holders of unregistered notes of the extension no later than 9:00 a.m., New York City time, on the business day after the previously scheduled expiration of the exchange offer.

     To the extent we are legally permitted to do so, we expressly reserve the right, in our sole discretion, to:

•	delay accepting any unregistered security;

•	waive any condition of the exchange offer; and

•	amend the terms of the exchange offer in any manner.

     We will give oral or written notice of any non-acceptance or amendment to the registered holders of the unregistered notes as promptly as practicable. If we consider an amendment to the exchange offer to be material, we will promptly inform the registered holders of unregistered notes of such amendment in a reasonable manner.

     If we determine in our sole discretion that any of the events or conditions described in “—Conditions of the Exchange Offer” has occurred, we may terminate the exchange offer. If we decide to terminate the exchange offer, we may:

•	refuse to accept any unregistered notes and return any unregistered notes that have been tendered to the holders;

•	extend the exchange offer and retain all unregistered notes tendered prior to the expiration of the exchange offer, subject to the rights of the holders of tendered unregistered notes to withdraw their tendered unregistered notes; or

•	waive the termination event with respect to the exchange offer and accept all properly tendered unregistered notes that have not been withdrawn.

     If any such waiver constitutes a material change in the exchange offer, we will disclose the change by means of a supplement to this prospectus that will be distributed to each registered holder of unregistered notes, and we will extend the exchange offer for a period of five to ten business days, depending upon the significance of the waiver and the manner of disclosure to the registered holders of the unregistered notes, if the exchange offer would otherwise expire during that period.

     Any determination by us concerning the events described above will be final and binding upon parties. Without limiting the manner by which we may choose to make public announcements of any extension, delay in acceptance, amendment or termination of the exchange offer, we will have no obligation to publish, advertise, or otherwise communicate any public announcement, other than by making a timely release to a financial news service.

Interest On The Exchange Notes

     The exchange notes will accrue interest from the date interest was last paid on the unregistered notes. If no interest was paid on your unregistered notes, your exchange notes will accrue interest from and including April 20, 2004. Interest will be paid on the exchange notes semi-annually on May 1 and November 1 of each year, beginning on November 1, 2004.

Resale Of Exchange Notes

     Based upon existing interpretations of the staff of the SEC set forth in several no-action letters issued to third parties unrelated to us, we believe that the exchange notes issued pursuant to the exchange offer in exchange for the unregistered notes may be offered for resale, resold and otherwise transferred by their holders, without complying with the registration and prospectus delivery provisions of the Securities Act, provided that:

•	any exchange notes to be received by you will be acquired in the ordinary course of your business;

•	you are not engaged in, do not intend to engage in or have any arrangement or understanding with any person to participate in the distribution of the unregistered notes or exchange notes;

•	you are not our “affiliate,” as defined in Rule 405 under the Securities Act, or, if you are such an affiliate, you will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable;

•	if you are a broker-dealer, you have not entered into any arrangement or understanding with us or any or our “affiliates,” within the meaning of Rule 405 under the Securities Act, to distribute the exchange notes;

•	if you are a broker-dealer, you will receive exchange notes for your own account in exchange for unregistered notes that were acquired as a result of market-making activities or other trading activities and that you will deliver a prospectus in connection with any resale of such exchange notes; and

•	you are not acting on behalf of any person or entity that could not truthfully make these representations.

     If you wish to participate in the exchange offer, you will be required to make these representations to us in the letter of transmittal.

     If you are a broker-dealer that receives exchange notes in exchange for unregistered notes held for your own account, as a result of market-making or other trading activities, you must acknowledge that you will deliver a prospectus in connection with any resale of the exchange notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, you will not be deemed to admit that you are an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by any broker-dealers in connection with resales of exchange notes received in exchange for unregistered notes. We have agreed that, for a period of 180 days after the date of this prospectus, we will make this prospectus and any amendment or supplement to this prospectus available to any such broker-dealer for use in connection with any resale.

Clearing Of The Exchange Notes

     Upon consummation of the exchange offer, the exchange notes will have different CUSIP, Common Code and ISIN numbers from the unregistered notes.

     Securities that were issued under Regulation S that are not tendered for exchange will continue to clear through Euroclear and Clearstream under their original Common Codes and their ISIN numbers will remain the same. Regulation S securities, unless acquired by a manager as part of their original distribution, may be sold in the United States or to U.S. persons, and, upon any such transfer, a beneficial interest in the Regulation S global securities will be able to be exchanged for an interest in the exchange global security in accordance with procedures established by Euroclear or Clearstream and DTC.

     Beneficial interests in the restricted Regulation S global securities may be transferred to a person who takes delivery in the form of an interest in the Regulation S global securities upon receipt by the trustee of a written certification from the transferor, in the form provided in the indenture, to the effect that the transfer is being made in accordance with Rule 903 or 904 of Regulation S.

     We cannot predict the extent to which beneficial owners of an interest in the Regulation S global securities will participate in the exchange offer. Beneficial owners should consult their own financial advisors as to the benefits to be obtained from exchange.

Procedures For Tendering

     The term “holder” with respect to the exchange offer means any person in whose name unregistered notes are registered on our agent’s books or any other person who has obtained a properly completed bond power from the registered holder, or any person whose unregistered notes are held of record by DTC, Euroclear or Clearstream who desires to deliver such unregistered notes by book-entry transfer at DTC, Euroclear or Clearstream as the case may be.

     Except in limited circumstances, only a Euroclear participant, Clearstream participant or a DTC participant listed on a DTC securities position listing with respect to the unregistered notes may tender its unregistered notes in the exchange offer. To tender unregistered notes in the exchange offer:

•	holders of unregistered notes that are DTC participants may follow the procedures for book-entry transfer as provided for below under “—Book-Entry Transfer” and in the letter of transmittal; or

•	Euroclear participants and Clearstream participants on behalf of the beneficial owners of unregistered notes are required to use book-entry transfer pursuant to the standard operating procedures of Euroclear or Clearstream, as the case may be, which include transmission of a computer-generated message to Euroclear or Clearstream, as the case may be, in lieu of a letter of transmittal. See the term “agent’s message” under “—Book-Entry Transfer.”

     In addition, either:

•	the exchange agent must receive any corresponding certificate or certificates representing unregistered notes along with the letter of transmittal;

•	the exchange agent must receive, before expiration of the exchange offer, a timely confirmation of book-entry transfer of unregistered notes into the exchange agent’s account at DTC, Euroclear or Clearstream according to their respective standard operating procedures for electronic tenders described below and a properly transmitted agent’s message described below; or

•	the holder must comply with the guaranteed delivery procedures described below.

     The tender by a holder of unregistered notes will constitute an agreement between such holder and us in accordance with the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal. If less than all the unregistered notes held by a holder of unregistered notes are tendered, a tendering holder should fill in the amount of unregistered notes being tendered in the specified box on the letter of transmittal. The entire amount of unregistered notes delivered to the exchange agent will be deemed to have been tendered unless otherwise indicated.

     The method of delivery of unregistered notes, the letter of transmittal and all other required documents or transmission of an agent’s message, as described under “—Book Entry Transfer,” to the exchange agent is at the election and risk of the holder. Instead of delivery by mail, we recommend that holders use an overnight or hand delivery service. In all cases, sufficient time should be allowed to assure timely delivery prior to the expiration of the exchange offer. No letter of transmittal or unregistered notes should be sent to us but must instead be delivered to the exchange agent. Delivery of documents to DTC, Euroclear or Clearstream in accordance with their respective procedures will not constitute delivery to the exchange agent.

     If you are a beneficial owner of unregistered notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your unregistered notes, you should contact the registered holder promptly and instruct the registered holder to tender on your behalf. If you wish to tender on your own behalf, you must, prior to completing and executing the letter of transmittal and delivering your unregistered notes, either:

•	make appropriate arrangements to register ownership of the unregistered notes in your name; or

•	obtain a properly completed bond power from the registered holder.

The transfer of record ownership may take considerable time and may not be completed prior to the expiration date.

     Signatures on a letter of transmittal or a notice of withdrawal as described in “—Withdrawal of Tenders” below, as the case may be, must be guaranteed by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or an “eligible guarantor institution” within the meaning of Rule 17Ad-15 under the Exchange Act, unless the unregistered notes tendered pursuant thereto are tendered:

•	by a registered holder who has not completed the box entitled “Special Registration Instructions” or “Special Delivery Instructions” on the letter of transmittal; or

•	for the account of an eligible institution.

     If the letter of transmittal is signed by a person other than the registered holder of any unregistered notes listed therein, the unregistered notes must be endorsed or accompanied by appropriate bond powers which authorize the person to tender the unregistered notes on behalf of the registered holder, in either case signed as the name of the registered holder or holders appears on the unregistered notes. If the letter of transmittal or any unregistered notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing and, unless waived by us, evidence satisfactory to us of their authority to so act must be submitted with the letter of transmittal.

     We will determine in our sole discretion all the questions as to the validity, form, eligibility (including time of receipt), acceptance and withdrawal of the tendered unregistered notes. Our determinations will be final and binding. We reserve the absolute right to reject any and all unregistered notes not validly tendered or any unregistered notes our acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any irregularities or conditions of tender as to particular unregistered notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of unregistered notes must be cured within such time as we will determine. Neither we, the exchange agent nor any other person shall be under any duty to give notification of defects or irregularities with respect to tenders of unregistered notes nor shall any of them incur any liability for failure to give such notification. Tenders of unregistered notes will not be deemed to have been made until such irregularities have been cured or waived. Any unregistered notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned without cost by the exchange agent to the tendering holder of such unregistered notes unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration date of the exchange offer.

     In addition, we reserve the right in our sole discretion:

•	to purchase or make offers for any unregistered notes that remain outstanding subsequent to the expiration date; and

•	to the extent permitted by applicable law, purchase unregistered notes in the open market, in privately negotiated transactions or otherwise.

The terms of any such purchases or offers may differ from the terms of the exchange offer.

Book-Entry Transfer

     We understand that the exchange agent will make a request promptly after the date of this prospectus to establish accounts with respect to the unregistered notes at DTC, Euroclear or Clearstream for the purpose of facilitating the exchange offer. Any financial institution that is a participant in DTC’s system may make book-entry delivery of unregistered notes by causing DTC to transfer such unregistered notes into the exchange agent’s DTC account in accordance with DTC’s Automated Tender Offer Program procedures for such transfer. Any participant in Euroclear or Clearstream may make book-entry delivery of Regulation S unregistered notes by causing Euroclear or Clearstream to transfer such securities into the exchange agent’s account in accordance with established Euroclear or Clearstream procedures for transfer. The exchange for tendered unregistered notes will only be made after a timely confirmation of a book-entry transfer of the unregistered notes into the exchange agent’s account, and timely receipt by the exchange agent of an agent’s message.

     The term “agent’s message” means a message, transmitted by DTC, Euroclear or Clearstream, as the case may be, and received by the exchange agent and forming part of the confirmation of a book-entry transfer, which states that DTC, Euroclear or Clearstream, as the case may be, has received an express acknowledgment from a participant tendering unregistered notes and that such participant has received an appropriate letter of transmittal and agrees to be bound by the terms of the letter of transmittal, and we may enforce such agreement against the participant. Delivery of an agent’s message will also constitute an acknowledgment from the tendering DTC, Euroclear or Clearstream participant, as the case may be, that the representations contained in the appropriate letter of transmittal and described above are true and correct.

Guaranteed Delivery Procedures

     Holders who wish to tender their unregistered notes and:

•	whose unregistered notes are not immediately available;

•	who cannot deliver their unregistered notes, the letter of transmittal, or any other required documents to the exchange agent prior to the expiration date; or

•	who cannot complete DTC’s, Euroclear’s or Clearstream’s respective standard operating procedures for electronic tenders before expiration of the exchange offer,

     may tender their unregistered notes if:

•	the tender is made through an eligible institution;

•	before expiration of the exchange offer, the exchange agent receives from the eligible institution either a properly completed and duly executed notice of guaranteed delivery in the form accompanying this prospectus, by facsimile transmission, mail or hand delivery, or a properly transmitted agent’s message in lieu of notice of guaranteed delivery:

•	setting forth the name and address of the holder and the registered number(s), the certificate number or numbers of the unregistered notes tendered and the principal amount of unregistered notes tendered;

•	stating that the tender offer is being made by guaranteed delivery; and

•	guaranteeing that, within three business days after expiration of the exchange offer, the letter of transmittal, or facsimile of the letter of transmittal, together with the unregistered notes tendered or a book-entry confirmation, and any other documents required by the letter of transmittal will be deposited by the eligible institution with the exchange agent; and

•	the exchange agent receives the properly completed and executed letter of transmittal, or facsimile of the letter of transmittal, as well as all tendered unregistered notes in proper form for transfer or a book-entry confirmation, and all other documents required by the letter of transmittal, within three business days after expiration of the exchange offer.

     Upon request to the exchange agent, a notice of guaranteed delivery will be sent to holders who wish to tender their unregistered notes according to the guaranteed delivery procedures set forth above.

Withdrawal Of Tenders

     Except as otherwise provided herein, tenders of unregistered notes may be withdrawn at any time prior to 5:00 p.m., New York City time, August 23, 2004, the expiration date of the exchange offer, unless we decide to extend the expiration date in our sole discretion.

     For a withdrawal to be effective:

•	the exchange agent must receive a written notice, which may be by telegram, telex, facsimile transmission or letter, of withdrawal at the address set forth below under “—Exchange Agent”; or

•	for DTC, Euroclear or Clearstream participants, holders must comply with their respective standard operating procedures for electronic tenders and the exchange agent must receive an electronic notice of withdrawal from DTC, Euroclear or Clearstream.

     Any notice of withdrawal must:

•	specify the name of the person who tendered the unregistered notes to be withdrawn;

•	identify the unregistered notes to be withdrawn, including the certificate number or numbers and principal amount of the unregistered notes to be withdrawn;

•	be signed by the person who tendered the unregistered notes in the same manner as the original signature on the letter of transmittal, including any required signature guarantees; and

•	specify the name in which the unregistered notes are to be re-registered, if different from that of the withdrawing holder.

     If unregistered notes have been tendered pursuant to the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at DTC, Euroclear or Clearstream to be credited with the withdrawn unregistered notes and otherwise comply with the procedures of the facility. We will determine all questions as to the validity, form and eligibility (including time of receipt) for such withdrawal notices, and our determination shall be final and binding on all parties. Any unregistered notes so withdrawn will be deemed not to have been validly tendered for purposes of the exchange offer, and no exchange notes will be issued with respect thereto unless the unregistered notes so withdrawn are validly re-tendered. Any unregistered notes which have been tendered but which are not accepted for exchange will be returned to the holder without cost to such holder as soon as practicable after withdrawal. Properly withdrawn unregistered notes may be re-tendered by following the procedures described above under “—Procedures for Tendering” at any time prior to the expiration date.

Consequences Of Failure To Exchange

     If you do not tender your unregistered notes to be exchanged in this exchange offer, they will remain “restricted securities” within the meaning of Rule 144(a)(3) of the Securities Act. Accordingly, they:

•	may be resold only if:

•	registered pursuant to the Securities Act;

•	an exemption from registration is available; or

•	neither registration nor an exemption is required by law; and

•	shall continue to bear a legend restricting transfer in the absence of registration or an exemption therefrom.

     As a result of the restrictions on transfer and the availability of the exchange notes, the unregistered notes are likely to be much less liquid than before the exchange offer. Following the consummation of the exchange offer, in general, holders of unregistered notes will have no further registration rights under the registration rights agreement.

Exchange Agent

     U.S. Bank National Association has been appointed as the exchange agent for the exchange of the unregistered notes. Questions and requests for assistance relating to the exchange of the unregistered notes should be directed to the exchange agent addressed as follows:

U.S. Bank National Association
60 Livingston Avenue
EP-MN-WS3C
St. Paul, MN 55107
Attention: Specialized Finance Department
Telephone number: (800) 934-6802
Facsimile number (for Eligible Institutions only): (651) 495-8158

Fees And Expenses

     We will bear the expenses of soliciting tenders pursuant to the exchange offer. The principal solicitation for tenders pursuant to the exchange offer is being made by mail. Additional solicitations may be made by our officers and regular employees and our affiliates in person, by telegraph or telephone.

     We will not make any payments to brokers, dealers or other persons soliciting acceptances of the exchange offer. We, however, will pay the exchange agent reasonable and customary fees for its services and will reimburse the exchange agent for its related reasonable out-of-pocket expenses and accounting and legal fees. We may also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this prospectus, letters of transmittal and related documents to the beneficial owners of the unregistered notes and in handling or forwarding tenders for exchange.

     We will pay all transfer taxes, if any, applicable to the exchange of unregistered notes pursuant to the exchange offer. The tendering holder, however, will be required to pay any transfer taxes whether imposed on the registered holder or any other person, if:

•	certificates representing exchange notes or unregistered notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be registered or issued in the name of, any person other than the registered holder of unregistered notes tendered;

•	tendered unregistered notes are registered in the name of any person other than the person signing the letter of transmittal; or

•	a transfer tax is imposed for any reason other than the exchange of unregistered notes under the exchange offer.

     If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the letter of transmittal, the amount of such transfer taxes will be billed directly to such tendering holder.

DESCRIPTION OF OTHER INDEBTEDNESS

Bank Credit Facility

     We have a $307.5 million bank credit facility. This bank credit facility will terminate on April 28, 2006, unless extended or renewed. This bank credit facility consists of the following:

•	a $151.5 million revolving working capital facility, general corporate and acquisition facility, including an $80.0 million letter of credit sub-facility; and

•	a $156.0 million revolving facility the proceeds of which were used to purchase propane tanks and related assets previously leased.

     On April 30, 2004, $103.7 million of borrowings and $54.8 million of letters of credit were outstanding under the bank credit facility, leaving $149.0 million available for general corporate, acquisition and working capital purposes. All borrowings under the bank credit facility bear interest, at our option, at a rate equal to either:

•	a base rate, which is defined as the higher of the federal funds rate plus 0.50% or the bank’s reference rate (as of April 30, 2004, the federal funds rate and the bank’s reference rate were 1.03% and 4.0%, respectively); or

•	the Eurodollar Rate plus a margin varying from 1.75% to 2.75% (as of April 30, 2004, the one-month Eurodollar Rate was 1.03%).

     In addition, an annual commitment fee is payable on the daily unused portion of our $307.5 million bank credit facility at a per annum rate varying from 0.375% to 0.625% (as of April 30, 2004, the commitment fee per annum rate was .50%).

     The bank credit facility contains various affirmative and negative covenants and default provisions, including covenants and provisions similar to those contained in the agreements governing the partnership’s notes described below, as well as requirements with respect to the maintenance of specified financial ratios and limitations on the making of loans and investments.

Our Notes

     We currently have $784 million aggregate principal amount of senior unsecured notes outstanding, including the $250 million aggregate principal amount of the unregistered notes. We issued $350 million aggregate principal amount of notes in 1998 and $184 million aggregate principal amount in 2000. These other notes will be pari passu with your claims as a holder of the exchange notes being offered herein.

     These other notes have maturity dates ranging from 2005 to 2013, and bear interest at rates ranging from 6.99% to 8.87%. These other notes require annual aggregate principal payments, without premium, during the following calendar years of approximately:

•	$109 million-2005;

•	$ 58 million-2006;

•	$ 90 million-2007;

•	$ 52 million-2008;

•	$ 73 million-2009;

•	$ 82 million-2010; and

•	$ 70 million-2013.

     We may, at our option, offer to prepay, and upon the disposition of assets may be required to prepay, in whole or in part, these other notes. Any such prepayment will require the payment of a premium in addition to the payment of principal and accrued but unpaid interest.

     The agreements governing these other notes contain various negative and affirmative covenants that limit our ability to, among other things:

     • incur additional indebtedness;

     • engage in transactions with affiliates;

     • incur liens;

     • sell assets;

     • make restricted payments;

     • enter into business combinations and asset sale transactions; and

     • engage in other lines of business.

     These agreements also require us to satisfy various financial conditions. In the event of a default under these other notes, the holders of these other notes may accelerate the maturity thereof and cause all outstanding amounts thereunder to become immediately due and payable.

     We are permitted to make quarterly cash distributions to Ferrellgas Partners so long as each distribution does not exceed a specified amount, we meet a specified financial ratio and no default exists or would result from such distribution.

Other Financial Obligations

     We utilize a 364-day accounts receivable securitization facility for the purpose of providing us with additional short-term working capital funding, especially during the winter heating months. As part of this facility, we transfer an interest in a pool of our trade accounts receivable to Ferrellgas Receivables, LLC, a wholly-owned, unconsolidated, qualifying special purpose subsidiary of ours, which in turn sells this interest to a commercial paper conduit of Bank One, NA (or, if the commercial paper conduit declines to purchase the interest in the trade accounts receivables, then such interest will be sold directly to Bank One, NA as the sole purchaser under the facility).

     We do not provide any guarantee or similar support with respect to the collectability of these accounts receivables. We remit daily to Ferrellgas Receivables funds collected on its pool of trade accounts receivables. Based on the twelve months ended April 30, 2004, this accounts receivable securitization facility provided additional working capital liquidity to us at interest rates approximately 1.93% lower than borrowings from our credit facility. The level of funding available under the facility is currently limited to the lesser of $60.0 million or qualified trade accounts receivable. As of April 30, 2004, $21.7 million was funded under the accounts receivable securitization facility. This facility was renewed effective September 23, 2003 for a 364-day commitment with Bank One, NA. In accordance with SFAS No. 140, these transactions are reflected on our consolidated financial statements as a sale of accounts receivable and a retained interest in transferred accounts receivable.

     Additionally, we maintain various non-cancelable operating leases with respect to property, computers, light and medium duty trucks, tractors and trailers. The following table summarizes our future minimum rental payments as of April 30, 2004. This summary also presents, should we elect to do so, the buyout amounts necessary to purchase the underlying assets at the end of the lease terms.

	Future Minimum Rental and Buyout Amounts
	Remainder				2008 and
	of 2004	2005	2006	2007	thereafter	Total
	(in thousands)
Operating lease rental payments	$12,685	$22,818	$17,960	$13,156	$29,820	$96,439
Operating lease buyouts	590	6,037	2,247	7,148	8,622	24,644

DESCRIPTION OF THE NOTES

     We issued the unregistered notes and will issue the exchange notes under an indenture dated as of April 20, 2004, among us and U.S Bank National Association, as trustee. The terms of the exchange notes to be issued are identical in all material respects to the unregistered notes, except that the exchange notes have been registered under the Securities Act, the certificates for the exchange notes will not bear legends restricting their transfer and the exchange notes will not have registration rights or any rights to additional interest. The terms of the notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939.

     The following description is a summary of the material provisions of the indenture. It does not restate that agreement in its entirety. We urge you to read the indenture because it, and not this description, define your rights as holders of the unregistered notes. A copy of the indenture is available as set forth in “Where You Can Find More Information.”

     The registered holder of a note will be treated as the owner of it for all purposes. Only registered holders will have rights under the indenture.

     Some of the terms used in this description are defined in the section entitled “—Certain Definitions.” For purposes of this description:

•	the “partnership” refers to Ferrellgas, L.P., without its consolidated subsidiaries;

•	the words “we,” “us,” “our” and “ourselves” refer to Ferrellgas, L.P. and Ferrellgas Finance Corp.;

•	“Ferrellgas Partners” refers to Ferrellgas Partners, L.P.;

•	the “general partner” refers to Ferrellgas, Inc., as general partner of Ferrellgas Partners and Ferrellgas, L.P. ; and

•	the “notes” refers to the exchange notes to be issued in the exchange offer described in this prospectus.

Brief Description of the Notes

The notes will:

•	be our unsecured general joint and several obligations;

•	rank senior in right of payment to all our subordinated indebtedness;

•	rank equally in right of payment with all our other senior indebtedness; and

•	be structurally subordinated to, which means they will rank behind, the indebtedness and other liabilities of our subsidiaries.

     Because the notes will be structurally subordinated to the indebtedness of our subsidiaries, noteholders generally will have no recourse to any of our subsidiaries or their assets for amounts due under the notes. Noteholders may, however, have indirect recourse to the extent the partnership has rights as a holder of equity interests in its subsidiaries. In addition, the noteholders will not have any right to require our subsidiaries to make distributions to the partnership.

Principal, Maturity and Interest

     The notes:

•	will be issued in registered form, without coupons, and in denominations of $1,000;

•	will accrue interest at the annual rate of 6 3/4% from the most recent date to which interest has been paid, which interest will be computed on the basis of a 360-day year comprised of twelve 30-day months;

•	will pay interest semi-annually in arrears on May 1 and November 1 to holders of record on the immediately preceding April 15 and October 15; and

•	will mature on May 1, 2014.

     We do not intend to list the notes on any securities exchange or to seek approval for quotations of the notes through any automated quotation system. We may issue additional notes from time to time after this offering as part of this series or in one or more additional series. Any offering of additional notes is subject to the covenant described below in the section entitled "—Limitation on Additional Indebtedness.” The notes and any additional notes later issued under the indenture as part of this series will be treated as a single class for all purposes under the indenture, including waivers, amendments, redemptions and offers to purchase.

     We will pay principal and interest on the notes at our office or agency, which we maintain in New York City. At our option, we may make payments of interest by check mailed to the noteholders at their respective addresses as set forth in the register of notes. All payments with respect to global notes, however, will be made by wire transfer of immediately available funds to the accounts specified by the holders of the global notes. Until otherwise designated by us, our office or agency in New York will be the office of the trustee maintained for payment purposes.

Optional Redemption

     We do not have the option to redeem the notes before May 1, 2009 except under specified circumstances following the completion on or before May 1, 2007 of one or more Equity Offerings. The partnership has the option to use the net proceeds of any such offering to redeem the notes at 106.750% of their principal amount plus accrued and unpaid interest to the applicable redemption date so long as the redemption is completed within 90 days of the completion of the offering and at least 65% of the principal amount of the notes issued under the indenture (including any additional notes) are outstanding immediately following the redemption.

     On and after May 1, 2009, we have the right to redeem the notes, in whole or in part, upon not less than 30 nor more than 60 days’ notice, at the redemption prices (expressed in percentages of principal amount) listed in the table below, plus accrued and unpaid interest on the notes to the applicable redemption date, if redeemed during the twelve months beginning on May 1 of the years indicated in the table below:

Year	Percentage
2009	103.375%
2010	102.250%
2011	101.125%
2012 and thereafter	100.000%

Mandatory Redemption; Open Market Purchases

     We are not required to make any mandatory redemption or sinking fund payments with respect to the notes. We may at any time and from time to time purchase notes in the open market or otherwise.

Offers to Purchase; Repurchase at the Option of the Noteholders

     We may be required to offer to purchase the notes if there is a change in control of, or specified asset sales by, the partnership.

   Change of Control Offer

     The indenture defines the term “change of control.” Upon the occurrence of a change of control, each noteholder will have the right to require us to repurchase all or any part (equal to $1,000 or an integral multiple of $1,000) of that holder’s notes pursuant to a change of control offer on the terms set forth in the indenture. In a change of control offer, we will offer a change of control payment in cash equal to 101% of the aggregate principal amount of the notes or portion of notes validly tendered for payment, plus accrued and unpaid interest to the date of purchase. Generally, a change of control would occur when:

(1)	there is a sale, lease, conveyance or other disposition of all or substantially all of the assets of the partnership to any entity other than to a Related Party; in this regard, the meaning of “all or substantially all” varies according to the facts and circumstances of the subject transaction and has no clearly established meaning under New York law, which is the law that governs the indenture; therefore, in some transactions it may be unclear whether a change of control has occurred;

(2)	there is a liquidation or dissolution of the partnership or our general partner, or a successor to the general partner; or

(3)	there is any transaction or series of transactions that results in a Person other than a Related Party beneficially owning in the aggregate, directly or indirectly, more than 35% of the voting stock of our general partner or a successor to the general partner and such percentage is more than the percentage of voting stock that is owned by the Related Party or a successor to the Related Party.

     Within 30 days following any change of control, we will mail a notice to each noteholder stating that, among other things, a change of control offer is being made, that all notes tendered will be accepted for payment and that any note not tendered will continue to accrue interest. We will identify the amount of the change of control payment and the change of control payment date for the notes. The notice will also include directions for noteholders who elect to have their notes purchased in the change of control offer.

     Noteholders will be entitled to withdraw any election to have their notes purchased if the paying agent receives timely and proper notice of such withdrawal. The notice from the partnership to noteholders will describe the requirements for the notice from the noteholders to the paying agent.

     We will comply with the requirements of Rule 14e-l under the Exchange Act and any other relevant securities laws applicable to the repurchase of notes in connection with a change of control.

     On the change of control payment date, we will, to the extent lawful, accept for payment notes or portions of notes tendered in accordance with the change of control offer; deposit an amount equal to the change of control payment for the notes with the paying agent in respect of all notes or portions of notes properly tendered; and deliver or cause to be delivered to the trustee the notes so accepted together with an officers’ certificate stating the aggregate amount of the notes or portions of notes tendered to us.

     The paying agent will promptly mail the change of control payment to each noteholder. The trustee will promptly authenticate and mail to each noteholder a new note equal in principal amount to any unpurchased portion of the notes surrendered. However, each new note will be in a principal amount of $1,000 or an integral multiple of $1,000. We will publicly announce the results of the change of control offer on or as soon as practicable after the change of control payment date.

     We will not be required to make a change of control offer upon a change of control if a third party makes the change of control offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to a change of control offer made by us and purchases all notes properly tendered and not withdrawn under the change of control offer.

     The triggering of the purchase right will not constitute an event of default under the indenture. See “Risk Factors—We may be unable to repurchase the notes upon a change of control and it may be difficult to determine if a change of control has occurred.”

     In addition, we may not have sufficient immediate financial resources to pay cash to the holders of notes upon a repurchase.

     The failure of the partnership to repurchase the notes upon a change of control offer would constitute an immediate Event of Default under the indenture.

   Asset Sales

     The indenture defines the term “Asset Sale” and provides that the partnership and, in specified circumstances, its subsidiaries that are Restricted Subsidiaries, meaning they are not “Unrestricted Subsidiaries,” must comply with restrictions applicable to an Asset Sale. Briefly, an Unrestricted Subsidiary has no Indebtedness or any other obligation that, directly or indirectly, is guaranteed by or obligates in any way the partnership.

     The partnership and its Restricted Subsidiaries may complete an Asset Sale if the partnership or its Restricted Subsidiary, as the case may be, receives consideration at the time of the Asset Sale at least equal to the fair market value, as determined in good faith by an authorized financial officer of our general partner, of the assets sold or otherwise disposed of, and at least 75% of the consideration received by the partnership or the Restricted Subsidiary is in the form of cash. For purposes of determining the amount of cash received in an Asset Sale, the following will be deemed to be cash:

(1)	the amount of any liabilities on the partnership’s or any Restricted Subsidiary’s balance sheet that are assumed by the transferee of the assets; and

(2)	the amount of any notes or other obligations received by the partnership or the Restricted Subsidiary from the transferee that is converted within 180 days by the partnership or the Restricted Subsidiary into cash, to the extent of the cash received.

     Furthermore, the 75% limitation will not apply to any Asset Sale in which the cash portion of the consideration received is equal to or greater than the after-tax proceeds would have been had the Asset Sale complied with the 75% limitation.

     If the partnership or any of its Restricted Subsidiaries receives Net Proceeds exceeding $10 million from one or more Asset Sales in any fiscal year, then within 340 days after the date the aggregate amount of Net Proceeds exceeds $10 million, the partnership must apply the amount of such Net Proceeds either (1) to reduce Indebtedness of the partnership or any of its Restricted Subsidiaries, with a permanent reduction of availability in the case of revolving Indebtedness, or (2) to make an investment in assets or capital expenditures useful to the partnership’s or any of its Subsidiaries’ business as in effect on the date of the indenture or businesses related or ancillary thereto. Any Net Proceeds that are not applied or invested in either of these ways will be considered “Excess Proceeds.”

     Pending the final application of any Net Proceeds, the partnership or any Restricted Subsidiary may temporarily reduce borrowings under the Credit Facilities, or otherwise invest the Net Proceeds in any manner that is not prohibited by the indenture.

     When the aggregate amount of Excess Proceeds exceeds $10 million, we will make an offer to all noteholders to purchase for cash that number of notes that may be purchased out of the Excess Proceeds at a purchase price equal to 100% of the principal amount of the note plus accrued and unpaid interest to the date of purchase. We will follow the procedures set forth in the indenture and we will comply with the requirements of Rule 14e-l under the Exchange Act and any other applicable securities laws.

     To the extent that the aggregate amount of notes tendered in response to our purchase offer is less than the Excess Proceeds, the partnership or any Restricted Subsidiary may use such deficiency for general business purposes. If the aggregate principal amount of notes surrendered by the noteholders exceeds the amount of Excess Proceeds, the trustee shall select the notes to be purchased in accordance with the procedures for selection and notice of redemption set forth below. Notwithstanding the foregoing, if we make this purchase offer at any time when we have securities outstanding ranking equally in right of payment with the notes and the terms of those securities provide that a similar offer must be made with respect to those other securities, then our offer to purchase the notes will be made concurrently with the other offers, and securities of each issue will be accepted on a pro rata basis in proportion to the aggregate principal amount of securities of each issue which their holders elect to have purchased. Upon completion of the offer to the noteholders, the amount of Excess Proceeds will be reset at zero.

Selection and Notice of Redemption

     If less than all the notes are to be redeemed at any time, the trustee will select the notes to be redeemed among the holders of notes pro rata, by lot or in accordance with a method which the trustee considers to be fair and appropriate. The trustee must choose in a manner that complies with any legal and stock exchange requirements. Notices of redemption shall be mailed by first class mail at least 10 but not more than 60 days before the redemption date to each holder of notes to be redeemed at its registered address. If any note is to be redeemed in part only, the notice of redemption that relates to that note shall state the portion of the principal amount thereof to be redeemed. A new note in principal amount equal to the unredeemed portion of the note will be issued in the name of the holder of that note upon surrender and cancellation of the original note. On and after the redemption date, interest ceases to accrue on notes or portions of notes called for redemption.

Certain Covenants

     The indenture requires us to comply with a number of covenants, including those summarized below.

   Limitation on Additional Indebtedness

     The partnership and its Restricted Subsidiaries may incur more debt only under specified circumstances. The partnership will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or in any manner become directly or indirectly liable, contingently or otherwise, for the payment, in each case, to “incur,” any Indebtedness, unless at the time of the incurrence and after giving pro forma effect to the receipt and application of the proceeds of the Indebtedness, the Consolidated Fixed Charge Coverage Ratio of the partnership would be greater than 2.00 to 1.00.

     In addition to any Indebtedness that may be incurred as set forth above, the partnership and its Restricted Subsidiaries may incur “Permitted Indebtedness.” The term Permitted Indebtedness is defined in the indenture and includes:

(1)	Indebtedness outstanding as of the date of the indenture;

(2)	Indebtedness of the partnership or a Restricted Subsidiary incurred for the making of expenditures for the improvement or repair, to the extent the improvements or repairs may be capitalized in accordance with GAAP, or additions, including by way of acquisitions of businesses and related assets, to the property and assets of the partnership and its Restricted Subsidiaries, including, without limitation, the acquisition of assets subject to operating leases, Indebtedness incurred under the Credit Facilities, or incurred by assumption in connection with additions, including additions by way of acquisitions or capital contributions of businesses and related assets, to the property and assets of the partnership and its Restricted Subsidiaries; provided, that the aggregate principal amount of this Indebtedness outstanding at any time may not exceed $75 million;

(3)	Indebtedness of the partnership or a Restricted Subsidiary (a) incurred for any purpose permitted under the Credit Facilities or (b) owing in respect of any Accounts Receivable Securitization, operating lease, or other off-balance sheet obligation existing on the date of the indenture that arises because, after the date of the indenture, such off-balance sheet obligations are refinanced with Indebtedness, provided, that the aggregate principal amount of this Indebtedness outstanding under this clause at any time may not exceed an amount equal to the sum of (x) $400 million plus (y) the amount, if any, by which the Borrowing Base as of the date of calculation exceeds the amount of the Borrowing Base as of December 31, 2003;

(4)	Indebtedness of the partnership owed to our general partner or an affiliate of our general partner that is unsecured and that is subordinated in right of payment to the notes; provided, that the aggregate principal amount of this Indebtedness outstanding at any time under this clause may not exceed $50 million and this Indebtedness has a final maturity date later than the final maturity date of the notes;

(5)	Indebtedness owed by the partnership to any Restricted Subsidiary or owed by any Restricted Subsidiary to the partnership or to any other Restricted Subsidiary;

(6)	Permitted Refinancing Indebtedness (including, for the avoidance of doubt, Indebtedness incurred as permitted under the Consolidated Fixed Charge Coverage Ratio set forth in the second sentence of this section entitled “—Limitation on Additional Indebtedness”);

(7)	the incurrence by the partnership or a Restricted Subsidiary of Indebtedness owing directly to its insurance carriers, without duplication, in connection with the partnership’s, its Subsidiaries’ or its Affiliates’ self-insurance programs or other similar forms of retained insurable risks for their respective businesses, consisting of reinsurance agreements and indemnification agreements, and guarantees of the foregoing, secured by letters of credit; provided, that any Consolidated Fixed Charges associated with the Indebtedness evidenced by the reinsurance agreements, indemnification agreements, guarantees and letters of credit will be included, without duplication, in any determination of the Consolidated Fixed Charge Coverage Ratio test set forth in the second sentence of this section entitled “—Limitation on Additional Indebtedness;”

(8)	Indebtedness of the partnership and its Restricted Subsidiaries in respect of Capital Leases, meaning, generally, any lease of any property which would be required to be classified and accounted for as a capital lease on a balance sheet of the lessor; provided, that the aggregate amount of this Indebtedness outstanding at any time may not exceed $15 million;

(9)	Indebtedness of the partnership and its Restricted Subsidiaries represented by letters of credit supporting (a) obligations under workmen’s compensation laws, (b) obligations to suppliers of propane or energy commodity derivative providers in the ordinary course of business consistent with past practices, not to exceed $10 million at any one time outstanding, and (c) the repayment of Indebtedness permitted to be incurred under the Indenture;

(10)	surety bonds and appeal bonds required in the ordinary course of business or in connection with the enforcement of rights or claims of the partnership or any of its Subsidiaries or in connection with judgments that do not result in a “Default” or “Event of Default” (which terms are defined in the section entitled “—Events of Default and Remedies”);

(11)	Indebtedness of the partnership or its Restricted Subsidiaries incurred in connection with acquisitions of retail propane businesses in favor of the sellers of such businesses in an aggregate principal amount not to exceed $15 million in any fiscal year and not to exceed $60 million at any one time outstanding; provided, that the principal amount of such Indebtedness incurred in connection with any such acquisition shall not exceed the fair market value of the assets so acquired and, to the extent issued by the partnership, such Indebtedness is expressly subordinated to the notes; and

(12)	the notes (other than any additional notes issued after this offering) and the Exchange Notes.

     For purposes of determining compliance with this covenant, in the event that an item of Indebtedness meets the criteria of more than one of the categories of Permitted Indebtedness or is entitled to be incurred in compliance with the Consolidated Fixed Charge Coverage Ratio in the first paragraph of this section, the partnership may, in its sole discretion, classify (or later reclassify) in whole or in part such items of Indebtedness in any manner that complies with this covenant, and such item of Indebtedness or a portion thereof may be classified (or later reclassified) in whole or in part as having been incurred under more than one of the applicable clauses of Permitted Indebtedness or in compliance with the Consolidated Fixed Charge Coverage Ratio in the first paragraph of this section.

   Limitation on Restricted Payments

     The partnership will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, make a Restricted Payment, that is, to:

(1)	declare or pay any dividend or any other distribution or payment on or with respect to Capital Stock of the partnership or any of its Restricted Subsidiaries or any payment made to the direct or indirect holders, in their capacities as such, of Capital Stock of the partnership or any of its Restricted Subsidiaries other than (a) dividends or distributions payable solely in Capital Stock of the partnership (excluding Redeemable Capital Stock), or in options, warrants or other rights to purchase Capital Stock of the partnership (excluding Redeemable Capital Stock); (b) dividends or other distributions to the extent declared or paid to the partnership or any Restricted Subsidiary of the partnership; or (c) dividends or other distributions by any Restricted Subsidiary of the partnership to all holders of Capital Stock of that Restricted Subsidiary on a pro rata basis, including to the partnership’s general partner;

(2)	purchase, redeem, defease or otherwise acquire or retire for value any Capital Stock of the partnership or any of its Restricted Subsidiaries, other than any Capital Stock owned by the partnership or a Restricted Subsidiary of the partnership;

(3)	make any principal payment on, or purchase, defease, repurchase, redeem or otherwise acquire or retire for value, prior to any scheduled maturity, scheduled repayment, scheduled sinking fund payment or other stated maturity, any subordinated Indebtedness, other than any such Indebtedness owned by the partnership or a Restricted Subsidiary of the partnership; or

(4)	make any investment, other than a Permitted Investment, in any entity,

unless, at the time of and after giving effect to the proposed Restricted Payment, no Default or Event of Default shall have occurred and be continuing, and the Restricted Payment, together with the aggregate of all other Restricted Payments made by the partnership and its Restricted Subsidiaries during the fiscal quarter during which the Restricted Payment is made, will not exceed:

(A)	if the Consolidated Fixed Charge Coverage Ratio of the partnership is greater than 1.75 to 1.00, an amount equal to Available Cash for the immediately preceding fiscal quarter; or

(B)	if the Consolidated Fixed Charge Coverage Ratio of the partnership is equal to or less than 1.75 to 1.00, an amount equal to the sum of $50 million, less the aggregate amount of all Restricted Payments made by the partnership and its Restricted Subsidiaries in accordance with this clause during the period ending on the last day of the fiscal quarter of the partnership immediately preceding the date of the Restricted Payment and beginning on the first day of the sixteenth full fiscal quarter immediately preceding the date of the Restricted Payment plus the aggregate net cash proceeds of capital contributions to the partnership from any Person other than a Restricted Subsidiary of the partnership, or issuance and sale of shares of Capital Stock, other than Redeemable Capital Stock, of the partnership to any entity other than to a Restricted Subsidiary of the partnership, in any case made during the period ending on the last day of the fiscal quarter of the partnership immediately preceding the date of the Restricted Payment and beginning on the first day of the sixteenth full fiscal quarter immediately preceding the date of the Restricted Payment.

     The Restricted Payment may be made in assets other than cash, in which case the amount will be the fair market value, as determined in good faith by an authorized financial officer of the general partner on the date of the Restricted Payment of the assets proposed to be transferred.

     The above provisions will not prohibit:

(1)	the payment of any dividend or distribution within 60 days after the date of its declaration if, at the date of declaration, the payment would be permitted as summarized above;

(2)	the redemption, repurchase or other acquisition or retirement of any shares of any class of Capital Stock of the partnership or any Restricted Subsidiary of the partnership in exchange for, or out of the net cash proceeds of, a substantially concurrent capital contribution to the partnership from any entity other than a Restricted Subsidiary of the partnership; or issuance and sale of other Capital Stock, other than Redeemable Capital Stock, of the partnership to any entity other than to a Restricted Subsidiary of the partnership; provided, however, that the amount of any net cash proceeds that are utilized for any redemption, repurchase or other acquisition or retirement will be excluded from the calculation of Available Cash; or

(3)	any redemption, repurchase or other acquisition or retirement of subordinated Indebtedness in exchange for, or out of the net cash proceeds of, a substantially concurrent capital contribution to the partnership from any entity other than a Restricted Subsidiary of the partnership; or issuance and sale of Indebtedness of the partnership issued to any entity other than a Restricted Subsidiary or the partnership, so long as the Indebtedness is Permitted Refinancing Indebtedness; provided, however, that the amount of any net cash proceeds that are utilized for any redemption, repurchase or other acquisition or retirement will be excluded from the calculation of Available Cash.

     In computing the amount of Restricted Payments previously made for purposes of the Restricted Payments test above, Restricted Payments made under the first point above will be included and Restricted Payments made under the second and third points above shall not be so included.

   Limitation on Liens

     The partnership will not, and will not permit any of its Restricted Subsidiaries to, incur any liens or other encumbrance, unless the lien is a Permitted Lien or the notes are directly secured equally and ratably with the obligation or liability secured by such lien.

   Limitation on Transactions with Affiliates

     The partnership will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, enter into or suffer to exist any transaction or series of related transactions, including the sale, transfer, disposition, purchase, exchange or lease of assets, property or services, other than as provided for in its partnership agreement and the other agreements entered into between the partnership and any of its affiliates, with, or for the benefit of any affiliates of the partnership unless:

(1)	the transaction or series of related transactions are between the partnership and its Restricted Subsidiaries or between two Restricted Subsidiaries; or

(2)	the transaction or series of related transactions are on terms that are no less favorable to the partnership or the Restricted Subsidiary, as the case may be, than those which would have been obtained in a comparable transaction at such time from an entity that is not an affiliate of the partnership or Restricted Subsidiary, and, with respect to transaction(s) involving aggregate payments or value equal to or greater than $20 million, the partnership shall have delivered an officers’ certificate to the trustee certifying that the transaction(s) is on terms that are no less favorable to the partnership or the Restricted Subsidiary than those which would have been obtained from an entity that is not an affiliate of the partnership or Restricted Subsidiary and has been approved by a majority of the board of directors of our general partner, including a majority of the disinterested directors.

     However, the covenant limiting transactions with affiliates will not restrict the partnership, any Restricted Subsidiary or the general partner from entering into: any employment agreement, stock option agreement, restricted stock agreement, employee stock ownership plan related agreements, or similar agreement and arrangements, in the ordinary course of business; transactions permitted by the provisions described in the section entitled “—Restricted Payments;” transactions in the ordinary course of business in connection with reinsuring the self-insurance programs or other similar forms of retained insurable risks of the retail propane business operated by the partnership, its Subsidiaries and affiliates; any Accounts Receivable Securitization; any affiliate trading transactions done in the ordinary course of business; any transaction that is a Flow-Through Acquisition; transactions entered into in connection with the mergers described above; and transactions contemplated by the contribution agreement.

   Limitation on Dividends and Other Payment Restrictions Affecting the Subsidiaries

     The partnership will not, and will not permit any of its Restricted Subsidiaries to, create or otherwise cause or suffer to exist or become effective any encumbrance or restriction on the ability of any Restricted Subsidiary to:

(1)	pay dividends, in cash or otherwise, or make any other distributions on or with respect to its Capital Stock or any other interest or participation in, or measured by, its profits;

(2)	pay any Indebtedness owed to the partnership or any other Restricted Subsidiary;

(3)	make loans or advances to, or any investment in, the partnership or any other Restricted Subsidiary;

(4)	transfer any of its properties or assets to the partnership or any other Restricted Subsidiary; or

(5)	guarantee any Indebtedness of the partnership or any other Restricted Subsidiary.

     Collectively, these restrictions are called the “Payment Restrictions.” However, some encumbrances or restrictions are permissible, including those existing under or by reason of:

(1)	applicable law;

(2)	any agreement in effect at or entered into on the date of the indenture or any agreement relating to any Indebtedness permitted to be incurred under the indenture (including agreements or instruments evidencing Indebtedness incurred after the date of the indenture); provided, however, that the encumbrances and restrictions contained in the agreements governing such permitted Indebtedness are no more restrictive with respect to the payment restrictions than those set forth in the agreements governing the partnership’s existing Indebtedness as in effect on the date of the indenture;

(3)	customary non-assignment provisions of any contract or any lease governing a leasehold interest of the partnership or any Restricted Subsidiary;

(4)	specific purchase money obligations or Capital Leases for property subject to such obligations;

(5)	any agreement of an entity (or any it its Restricted Subsidiaries) acquired by the partnership or any Restricted Subsidiary, in existence at the time of the acquisition but not created in contemplation of the acquisition, which encumbrance or restriction is not applicable to any third party other than the entity; or

(6)	provisions contained in instruments relating to Indebtedness which prohibit the transfer of all or substantially all of the assets of the obligor of the Indebtedness unless the transferee shall assume the obligations of the obligor under the agreement or instrument.

   Limitation on Sale and Leaseback Transactions

     The partnership will not, and will not permit any of its Restricted Subsidiaries to, enter into any “Sale and Leaseback Transaction” with respect to their properties. The term “Sale and Leaseback Transaction” is defined in the indenture and, generally, means any arrangement (other than between the partnership and a Restricted Subsidiary or between Restricted Subsidiaries) whereby property has been or will be disposed of by a transferor to another entity with the intent of taking back a lease on the property pursuant to which the rental payments are calculated to amortize the purchase price of the property over its life.

     The partnership and its Restricted Subsidiaries may, however, enter into a Sale and Leaseback Transaction; provided, that the partnership or the Restricted Subsidiary would be permitted under the indenture to incur Indebtedness secured by a lien on the property in an amount equal to the Attributable Debt with respect to the Sale and Leaseback Transaction.

Merger, Consolidation or Sale of Assets

     The indenture provides that the partnership may not consolidate or merge with or into, or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions to, another entity unless:

(1)	the partnership is the surviving entity or the entity formed by or surviving the transaction, if other than the partnership, or the entity to which the sale was made is a corporation or partnership organized or existing under the laws of the United States, any state thereof or the District of Columbia;

(2)	the entity formed by or surviving the transaction, if other than the partnership, or the entity to which the sale was made assumes all the obligations of the partnership in accordance with a supplemental indenture in a form reasonably satisfactory to the trustee, under the notes and the indenture;

(3)	immediately after the transaction no Default or Event of Default exists; and

(4)	at the time of the transaction and after giving pro forma effect to it as if the transaction had occurred at the beginning of the applicable four-quarter period, the partnership or such other entity or survivor is permitted to incur at least $1.00 of additional Indebtedness in accordance with the Consolidated Fixed Charge Coverage Ratio as described in the section entitled “—Limitation on Additional Indebtedness.”

     The indenture also provides that Ferrellgas Finance Corp. may not consolidate or merge with or into, whether or not it is the surviving entity, or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions to, another entity except under conditions similar to those described in the paragraph above.

Reports to Noteholders

     Whether or not required by the rules and regulations of the SEC, so long as any notes are outstanding, we will furnish to the noteholders all quarterly and annual financial information that would be required to be contained in a filing with the SEC on Forms 10-Q and 10-K if we were required to file those Forms, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” In addition, we will furnish to such noteholders all reports that would be required to be filed with the SEC on Form 8-K if we were required to file the reports. Finally, whether or not required by the rules and regulations of the SEC, we will file a copy of all the information described in the preceding sentences with the SEC unless the SEC will not accept the filing. We will also make the information available to investors who request it in writing. Currently, we are required to and do file quarterly and annual reports on Forms 10-Q and 10-K. Furthermore, we will promptly furnish to the noteholders notices of (a) any Payment Default under any instrument evidencing Indebtedness for borrowed money, and (b) any acceleration of such Indebtedness prior to its express maturity.

Events of Default and Remedies

     The indenture describes in detail the occurrences that would constitute an “Event of Default.” Such occurrences include the following:

(1)	default in the payment of the principal of or premium, if any, on any note when the same becomes due and payable, upon stated maturity, acceleration, optional redemption, required purchase, scheduled principal payment or otherwise;

(2)	default in the payment of an installment of interest on any of the notes, when the same becomes due and payable, which default continues for a period of 30 days;

(3)	failure to perform or observe any other term, covenant or agreement contained in the notes or the indenture, other than a default specified in either of the two clauses above, and the default continues for a period of 45 days after written notice of the default requiring us to remedy the same shall have been given to the partnership by the trustee or to us and the trustee by holders of 25% in aggregate principal amount of the applicable notes then outstanding;

(4)	default or defaults under one or more agreements, instruments, mortgages, bonds, debentures or other evidences of Indebtedness under which the partnership or any Restricted Subsidiary of the partnership then has outstanding Indebtedness in excess of $10 million, if the default:

(A)	is caused by a failure to pay principal of or premium, if any, or interest on to such Indebtedness within the applicable grace period, if any, provided with respect to such Indebtedness; or

(B)	results in the acceleration of such Indebtedness prior to its stated maturity;

(5)	a final judgment or judgments, which is or are non-appealable and non-reviewable or which has or have not been stayed pending appeal or review or as to which all rights to appeal or review have expired or been exhausted, shall be rendered against the partnership, any Restricted Subsidiary, or the general partner provided such judgment or judgments requires or require the payment of money in excess of $10 million in the aggregate and is not covered by insurance or discharged or stayed pending appeal or review within 60 days after entry of such judgment; in the event of a stay, the judgment shall not be discharged within 30 days after the stay expires; or

(6)	specified events of bankruptcy, insolvency or reorganization with respect to us or any of our significant subsidiaries, as that term is defined in Rule 1.02(v) of Regulation S-X under the Securities Act, has occurred.

     If any Event of Default occurs and is continuing, the trustee or the holders of at least 25% of principal amount of the applicable series of notes then outstanding may declare all the notes of that series to be due and payable immediately.

     Notwithstanding the foregoing, in the case of an Event of Default arising from specified events of bankruptcy or insolvency, with respect to the partnership or Ferrellgas Finance Corp. or any significant subsidiary, all outstanding notes will become due and payable immediately without further action or notice. Noteholders may not enforce the indenture or the notes except as provided in the indenture. Subject to limitations, holders of a majority in principal amount of a series of then-outstanding notes may direct the trustee of that series of notes in its exercise of any trust or power. The trustee may withhold from noteholders notice of any continuing Default or Event of Default, except a Default or Event of Default relating to the payment of principal or interest, if the trustee determines in good faith that withholding notice is in their interest. If any Event of Default occurs because we or those acting on our behalf willfully intended to avoid payment of the premium that we would have to pay if we then elected to redeem the notes under the optional redemption provisions of the indenture governing the notes, then an equivalent premium shall also become and be immediately due and payable to the extent permitted by law upon the acceleration of the notes. The holders of a majority in aggregate principal amount of a series of notes issued under the indenture and then outstanding, by notice to the trustee for those notes, may waive any existing Default or Event of Default for all noteholders of that series and its consequences under the indenture, except a continuing Default or Event of Default in the payment of any principal of, premium, if any, or interest on the notes.

     We are required to deliver to the trustee annually a statement regarding compliance with the indenture. In addition, upon becoming aware of any Default or Event of Default, we are required to deliver to the trustee a statement specifying the Default or Event of Default.

No Personal Liability of Limited Partners, Directors, Officers, Employees and Unitholders

     No limited partner of the partnership or director, officer, employee, incorporator or stockholder of the general partner or Ferrellgas Finance Corp., as such, shall have any liability for any of our obligations under the notes or the indenture or any claim based on, in respect of, or by reason of, these obligations. Each noteholder, by accepting a note, waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. The waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the SEC that such a waiver is against public policy.

Non-Recourse

     Our obligations under the indenture are non-recourse to Ferrellgas Partners and its affiliates, other than ourselves and our general partner, and are payable only out of our cash flow and assets and, after the mergers, the cash flow and assets of our general partner. The trustee has, and each holder of a note, by accepting a note, is deemed to have, agreed in the indenture that Ferrellgas Partners and its other affiliates will not be liable for any of our obligations under the indenture or the notes.

Legal Defeasance and Covenant Defeasance

     We may, at the option of the board of directors of our general partner, on our behalf, and the board of directors of Ferrellgas Finance Corp. and at any time, elect to have all of our obligations discharged with respect to outstanding notes. This is known as “legal defeasance.” However, under legal defeasance we cannot discharge:

(1)	the rights of holders of outstanding notes to receive payments with respect to any principal, premium, and interest on the notes when the payments are due;

(2)	our obligations with respect to the notes concerning issuing temporary notes, registration of notes or mutilated, destroyed, lost or stolen notes;

(3)	our obligation to maintain an office or agency for payment and money for security payments held in trust;

(4)	the rights, powers, trusts, duties and immunities of the trustee, and our obligations in connection therewith; and

(5)	the legal defeasance and covenant defeasance provisions of the indenture.

     In addition, we may, at our option and at any time, elect to have our obligations released with respect to specified covenants that are described in the indenture. This is called “covenant defeasance.” After our obligations have been released in this manner, any failure to comply with these obligations will not constitute a Default or Event of Default with respect to the notes. In the event covenant defeasance occurs, specific events, not including non-payment, bankruptcy, receivership, reorganization and insolvency, described in the section entitled “—Events of Default and Remedies,” will no longer constitute an Event of Default with respect to the notes.

     In order to exercise either legal defeasance or covenant defeasance, we must irrevocably deposit with the trustee, in trust, for the benefit of the noteholders, cash in U.S. dollars, non-callable U.S. government securities, or a combination thereof, in amounts sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal, any premium and interest on the outstanding notes on the stated maturity date or on the applicable redemption date.

     In addition, we will be required to deliver to the trustee an opinion of counsel stating that after the 91st day following the deposit the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally, and that all conditions precedent provided for or relating to legal defeasance or covenant defeasance have been complied with, and confirming other matters. Furthermore, in the case of a legal defeasance, the opinion must confirm that we have received from, or there shall have been published by, the IRS a ruling, or since the date of the indenture, there shall have been a change in the applicable federal income tax law, in either case, to the effect that, and based thereon, the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of the legal defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the legal defeasance had not occurred. In the case of covenant defeasance, the opinion must confirm that the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of the covenant defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the covenant defeasance had not occurred.

     Finally, to exercise either legal defeasance or covenant defeasance, we must have delivered to the trustee an officers’ certificate stating that we did not make the deposit with the intent of preferring the holders of notes over our other creditors or with the intent of defeating, hindering, delaying or defrauding our other creditors.

     We may not exercise either legal defeasance or covenant defeasance if an Event of Default has occurred and is continuing on the date of the deposit or insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit. In addition, we may not exercise either legal defeasance or covenant defeasance if such legal defeasance or covenant defeasance will result in a breach, violation or constitute a default under any material agreement or instrument, other than the indenture, to which we or any of our Restricted Subsidiaries is a party or by which we or any of our Restricted Subsidiaries is bound.

Amendment, Supplement and Waiver

     In general, the indenture and the notes may be amended or supplemented, and any existing default or compliance with any provision of the indenture or the notes may be waived, with the consent of the holders of at least a majority in principal amount of the notes then outstanding. This includes consents obtained in connection with a tender offer or exchange offer for notes. However, without the consent of each noteholder affected, an amendment or waiver may not, with respect to any notes held by a non-consenting noteholder:

(1)	reduce the principal amount of notes whose holders must consent to an amendment, supplement or waiver;

(2)	reduce the principal of or change the fixed maturity of any note or alter the provisions with respect to the redemption of the notes, other than provisions relating to our obligation to repurchase the notes upon specific asset sales or a change of control;

(3)	reduce the rate of or change the time for payment of interest on any note;

(4)	waive a Default in the payment of principal or interest on the notes;

(5)	make any note payable in money other than that stated in the notes;

(6)	make any change in the provisions of the indenture relating to waivers of past Defaults or the rights of holders of notes to receive payments of principal, premium, if any, or interest on the notes; or

(7)	make any change in the foregoing amendment and waiver provisions.

     Notwithstanding the foregoing, without the consent of any noteholder, we and the trustee may amend or supplement the indenture or the notes to:

(1)	cure any ambiguity, defect or inconsistency;

(2)	provide for uncertificated notes in addition to or in place of certificated notes;

(3)	provide for the assumption of our obligations to noteholders in the case of a merger or consolidation;

(4)	make any change that could provide any additional rights or benefits to the noteholders that does not adversely affect the legal rights under the indenture of any such holder;

(5)	comply with requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act; or

(6)	to provide security for or add guarantees with respect to the notes.

The Trustee

     Should the trustee, U.S. Bank National Association, become our creditor, the indenture contains specific limitations on the trustee’s rights to obtain payment of claims or to realize on specific property received in respect of any claim as security or otherwise. The trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate the conflict within 90 days, apply to the SEC for permission to continue or resign.

     The holders of a majority in principal amount of the then outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to specific exceptions. The indenture provides that in case an uncured Event of Default occurs, the trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to these provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any noteholder, unless the noteholder offers to the trustee security and indemnity satisfactory to the trustee against any loss, liability or expense.

Certain Definitions

     Set forth below are defined terms used in the indenture and in the description of the notes set forth above. These defined terms frequently refer to other defined terms and include details that explain the terms of the indenture with greater precision than the summary section above does. We have not, however, included in this glossary all of the defined terms that are included in the indenture. We urge you to read the indenture and the form of note because they, not this description, define the rights of the noteholders and include all the details about the notes.

     “Accounts Receivable Securitization” means a financing arrangement involving the transfer or sale of accounts receivable of the partnership and its Restricted Subsidiaries in the ordinary course of business through one or more SPEs, the terms of which arrangement do not impose (a) any recourse or repurchase obligations upon the partnership and its Restricted Subsidiaries or any Affiliate of the partnership and its Restricted Subsidiaries (other than any such SPE) except to the extent of the breach of a representation or warranty by the partnership and its Restricted Subsidiaries in connection therewith or (b) any negative pledge or lien on any accounts receivable not actually transferred to any such SPE in connection with such arrangement.

     “Asset Acquisition” means the following (in all cases, including assets acquired through a Flow-Through Acquisition):

(1)	an Investment by the partnership or any Restricted Subsidiary of the partnership in any other Person pursuant to which the Person shall become a Restricted Subsidiary of the partnership, or shall be merged with or into the partnership or any Restricted Subsidiary of the partnership;

(2)	the acquisition by the partnership or any Restricted Subsidiary of the partnership of the assets of any Person, other than a Restricted Subsidiary of the partnership, which constitute all or substantially all of the assets of such Person; or

(3)	the acquisition by the partnership or any Restricted Subsidiary of the partnership of any division or line of business of any Person, other than a Restricted Subsidiary of the partnership.

     “Asset Sale” means either of the following, whether in a single transaction or a series of related transactions:

(1)	the sale, lease, conveyance or other disposition of any assets other than (a) sales, leases or transfers of assets in the ordinary course of business (including but not limited to the sales of inventory in the ordinary course of business), and (b) sales of accounts receivable under any Accounts Receivable Securitization; or

(2)	the issuance or sale of Capital Stock of any direct Subsidiary.

Notwithstanding the preceding, none of the following items will be deemed to be an Asset Sale:

(1)	any sale, lease or transfer of assets or Capital Stock by the partnership or any of its Restricted Subsidiaries to us or a Restricted Subsidiary;

(2)	any sale or transfer of assets or Capital Stock by the partnership or any of its Restricted Subsidiaries to any entity in exchange for other assets used in a related business and/or cash (provided, that such cash portion is at least 75% of the difference between the value of the assets being transferred and the value of the assets being received) and having a fair market value, as determined in good faith by an authorized financial officer of our general partner, reasonably equivalent to the fair market value of the assets so transferred;

(3)	any sale, lease or transfer of assets in accordance with Permitted Investments;

(4)	the sale, lease, conveyance or other disposition of all or substantially all of the assets of the partnership; provided, that the sale, lease, conveyance or other disposition of all or substantially all of the assets of the partnership will be governed by the provisions described under the section entitled “—Offers to Purchase; Repurchase at the Option of the Noteholders—Change of Control Offer” and/or the provisions described under the section entitled “—Merger, Consolidation or Sale of Assets” and not the Asset Sale covenant;

(5)	the transfer or disposition of assets that are permitted Restricted Payments;

(6)	any sale, lease or transfer of assets pursuant to a Sale and Leaseback Transaction otherwise permitted by the indenture; and

(7)	sales or transfers of accounts receivable under an Accounts Receivable Securitization.

     “Attributable Debt” means, with respect to any Sale and Leaseback Transactions not involving a Capital Lease, as of any date of determination, the total obligation, discounted to present value at the rate of interest implicit in the lease included in the transaction, of the lessee for rental payments during the remaining portion of the term of the lease, including extensions which are at the sole option of the lessor, of the lease included in the transaction. For purposes of this definition, the rental payments shall not include amounts required to be paid on account of property taxes, maintenance, repairs, insurance, assessments, utilities, operating and labor costs and other items which do not constitute payments for property rights. In the case of any lease which is terminable by the lessee upon the payment of a penalty, the rental obligation shall also include the amount of the penalty, but no rent shall be considered as required to be paid under such lease subsequent to the first date upon which it may be so terminated.

     “Available Cash” as to any quarter means:

(1)	the sum of:

(a)	all cash receipts of the partnership during such quarter from all sources (including, without limitation, distributions of cash received from Subsidiaries of the partnership, cash proceeds from Interim Capital Transactions, but excluding cash proceeds from Termination Capital Transactions, and borrowings made under the Credit Facilities); and

(b)	any reduction with respect to such quarter in a cash reserve previously established pursuant to clause (2)(b) below (either by reversal or utilization) from the level of such reserve at the end of the prior quarter;

(2)	less the sum of:

(a)	all cash disbursements of the partnership during such quarter, including, without limitation, disbursements for operating expenses, taxes, if any, debt service (including, without limitation, the payment of principal, premium and interest), redemption of Capital Stock of the partnership, capital expenditures, contributions, if any, to a Subsidiary and cash distributions to partners of the partnership (but only to the extent that such cash distributions to partners exceed Available Cash for the immediately preceding quarter); and

(b)	any cash reserves established with respect to such quarter, and any increase with respect to such quarter in a cash reserve previously established pursuant to this clause (2)(b) from the level of such reserve at the end of the prior quarter, in such amounts as the general partner determines in its reasonable discretion to be necessary or appropriate (i) to provide for the proper conduct of the business of the partnership (including, without limitation, reserves for future capital expenditures), (ii) to provide funds for distributions with respect to Capital Stock of the partnership in respect of any one or more of the next four quarters or (iii) because the distribution of such amounts would be prohibited by applicable law or by any loan agreement, security agreement, mortgage, debt instrument or other agreement or obligation to which the partnership is a party or by which it is bound or its assets are subject;

(3)	plus the lesser of (a) an amount as calculated in accordance with clauses (1) and (2) above for the partnership or its Restricted Subsidiaries for the first 45 days of the quarter during which such Restricted Payment is made (rather than the quarter for which clauses (1) and (2) were calculated) and (b) an amount of working capital Indebtedness that the partnership or its Restricted Subsidiaries could have incurred on or before the 45th day after the last day of the quarter used to calculate clauses (1) and (2) above;

provided, however, that Available Cash attributable to any Restricted Subsidiary of the partnership will be excluded to the extent dividends or distributions of Available Cash by the Restricted Subsidiary are not at the date of determination permitted by the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or other regulation.

     Notwithstanding the foregoing, (x) disbursements (including, without limitation, contributions to a Subsidiary or disbursements on behalf of a Subsidiary) made or reserves established, increased or reduced after the end of any quarter but on or before the date on which any Restricted Payment requiring a determination of Available Cash for such quarter is made shall be deemed to have been made, established, increased or reduced, for purposes of determining Available Cash, with respect to such quarter if the general partner so determines, and (y) “Available Cash” shall not include any cash receipts or reductions in reserves or take into account any disbursements made or reserves established in each case after the date of liquidation of the partnership. Taxes paid by the partnership on behalf of, or amounts withheld with respect to, all or less than all of the partners shall not be considered cash disbursements of the partnership that reduce Available Cash, but the payment or withholding thereof shall be deemed to be a distribution of Available Cash to the partners. Alternatively, in the discretion of the general partner, such taxes (if pertaining to all partners) may be considered to be cash disbursements of the partnership which reduce Available Cash, but the payment or withholding thereof shall not be deemed to be a distribution of Available Cash to such partners.

     “Borrowing Base” means, as of any date, an amount equal to:

(1)	80% of the face amount of all accounts receivable owned by the partnership and its Subsidiaries as of the end of the most recent month preceding such date that were not more than 90 days past due; plus

(2)	70% of the value of all inventory owned by the partnership and its Subsidiaries as of the end of the most recent month preceding such date,

in each case, as calculated on a consolidated basis and in accordance with GAAP.

     “Capital Stock” means of any Person any capital stock, partnership interest, membership interest, or equity interest of any kind.

     “Consolidated Cash Flow Available for Fixed Charges” means, with respect to the partnership and its Restricted Subsidiaries, for any period, the sum of, without duplication, the amounts for the period, taken as single accounting, of:

(1)	Consolidated Net Income;

(2)	Consolidated Non-cash Charges;

(3)	Consolidated Interest Expense; and

(4)	Consolidated Income Tax Expense.

     “Consolidated Fixed Charge Coverage Ratio” means, with respect to the partnership and its Restricted Subsidiaries, the ratio of (y) the aggregate amount of Consolidated Cash Flow Available for Fixed Charges of the Person for the four full fiscal quarters immediately preceding the date of the transaction (the “Transaction Date”) giving rise to the need to calculate the Consolidated Fixed Charge Coverage Ratio (the “Four Quarter Period”), to (z) the aggregate amount of Consolidated Fixed Charges of the Person for the Four Quarter Period. In addition to and without limitation of the foregoing, for purposes of this definition, “Consolidated Cash Flow Available for Fixed Charges” and “Consolidated Fixed Charges” shall be calculated after giving effect on a pro forma basis for the period of the calculation to, without duplication:

(1)	the incurrence or repayment of any Indebtedness, excluding the incurrence of revolving credit borrowings and repayments of revolving credit borrowings (other than the incurrence and repayment of any revolving credit borrowings the proceeds of which are used for Asset Acquisitions or Growth Related Capital Expenditures of the partnership or any of its Restricted Subsidiaries and, in the case of any incurrence or revolving credit borrowings, the application of the net proceeds thereof) during the period commencing on the first day of the Four Quarter Period to and including the Transaction Date (the “Reference Period”), including, without limitation, the incurrence of the Indebtedness giving rise to the need to make the calculation (and the application of the net proceeds thereof), as if the incurrence (and application) occurred on the first day of the Reference Period; and

(2)	any Asset Sales or Asset Acquisitions (including, without limitation, any Asset Acquisition giving rise to the need to make the calculation as a result of the partnership or one of its Restricted Subsidiaries, including any Person who becomes a Restricted Subsidiary as a result of the Asset Acquisition, incurring, assuming or otherwise being liable for Acquired Indebtedness) occurring during the Reference Period, as if the Asset Sale or Asset Acquisition occurred on the first day of the Reference Period; provided, however, that:

(a)	Consolidated Fixed Charges will be reduced by amounts attributable to businesses or assets that are so disposed of only to the extent that the obligations giving rise to such Consolidated Fixed Charges would no longer be obligations contributing to the Consolidated Fixed Charges subsequent to the date of determination of the Consolidated Fixed Charge Coverage Ratio;

(b)	Consolidated Cash Flow Available for Fixed Charges generated by an acquired business or asset shall be determined by the actual gross profit, which is equal to revenues minus cost of goods sold, of the acquired business or asset during the immediately available preceding four full fiscal quarters occurring in the Reference Period, minus the pro forma expenses that would have been incurred by the partnership and its Restricted Subsidiaries in the operation of the acquired business or asset during the period computed on the basis of personnel expenses for employees retained or to be retained by the partnership and its Restricted Subsidiaries in the operation of the acquired business or asset and non-personnel costs and expenses incurred by or to be incurred by the partnership and its Restricted Subsidiaries based upon the operation of the partnership’s business, all as determined in good faith by an authorized financial officer of our general partner; and

(c)	Consolidated Cash Flow Available for Fixed Charges shall not include the impact of any non-recurring cash charges incurred in connection with a restructuring, reorganization or other similar transaction, as determined in good faith by an authorized financial officer of our general partner.

Furthermore, subject to the following paragraph, in calculating “Consolidated Fixed Charges” for purposes of determining the “Consolidated Fixed Charge Coverage Ratio”:

(1)	interest on outstanding Indebtedness, other than Indebtedness referred to in the point below, determined on a fluctuating basis as of the last day of the Four Quarter Period and which will continue to be so determined thereafter shall be deemed to have accrued at a fixed rate per annum equal to the rate of interest on such Indebtedness in effect on that date;

(2)	only actual interest payments associated with Indebtedness incurred in accordance with clause (4) of the definition of Permitted Indebtedness and all Permitted Refinancing Indebtedness in respect thereof, during the Four Quarter Period shall be included in the calculation; and

(3)	if interest on any Indebtedness actually incurred on the date may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rates, then the interest rate in effect on the last day of the Four Quarter Period will be deemed to have been in effect during the period.

     “Consolidated Fixed Charges” means, with respect to the partnership and its Restricted Subsidiaries for any period, the sum of, without duplication:

(1)	the amounts for such period of Consolidated Interest Expense; and

(2)	the product of:

(a)	the aggregate amount of dividends and other distributions paid or accrued during the period in respect of Preferred Stock and Redeemable Capital Stock of the partnership and its Restricted Subsidiaries on a consolidated basis; and

(b)	a fraction, the numerator of which is one and the denominator of which is one less the then applicable current combined federal, state and local statutory tax rate, expressed as a percentage.

     “Consolidated Income Tax Expense” means, with respect to the partnership and its Restricted Subsidiaries for any period, the provision for federal, state, local and foreign income taxes of the partnership and its Restricted Subsidiaries for the period as determined on a consolidated basis in accordance with GAAP.

     “Consolidated Interest Expense” means, with respect to the partnership and its Restricted Subsidiaries, for any period, without duplication, the sum of:

(1)	the interest expense of the partnership and its Restricted Subsidiaries for the period as determined on a consolidated basis in accordance with GAAP, including, without limitation:

(2)	any amortization of debt discount;

(3)	the net cost under Interest Rate Agreements;

(4)	the interest portion of any deferred payment obligation;

(5)	all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers’ acceptance financing;

(6)	all accrued interest for all instruments evidencing Indebtedness; and

(7)	the interest component of Capital Leases paid or accrued or scheduled to be paid or accrued by the partnership and its Restricted Subsidiaries during the period as determined on a consolidated basis in accordance with GAAP.

     “Consolidated Net Income” means the net income of the partnership and its Restricted Subsidiaries, as determined on a consolidated basis in accordance with GAAP and as adjusted to exclude:

(1)	net after-tax extraordinary gains or losses;

(2)	net after-tax gains or losses attributable to Asset Sales or sales of receivables under any Accounts Receivable Securitization;

(3)	the net income or loss of any Person which is not a Restricted Subsidiary and which is accounted for by the equity method of accounting; provided, that Consolidated Net Income shall include the amount of dividends or distributions actually paid to the partnership or any Restricted Subsidiary;

(4)	the net income or loss prior to the date of acquisition of any Person combined with the partnership or any Restricted Subsidiary in a pooling of interest;

(5)	the net income of any Restricted Subsidiary to the extent that dividends or distributions of that net income are not at the date of determination permitted by the terms of its charter or any judgment, decree, order, statute, rule or other regulation; and

(6)	the cumulative effect of any changes in accounting principles.

     “Consolidated Non-Cash Charges” means, with respect to the partnership and its Restricted Subsidiaries for any period, the aggregate (1) depreciation, (2) amortization, (3) non-cash employee compensation expenses of the partnership or its Restricted Subsidiaries for such period, and (4) any non-cash charges resulting from writedowns of non-current assets, in each case which reduces the Consolidated Net Income of the partnership and its Restricted Subsidiaries for the period, as determined on a consolidated basis in accordance with GAAP.

     “Contribution Agreement” means the Contribution Agreement dated as of February 8, 2004, among FCI Trading Corp., the general partner, Ferrellgas Partners and the partnership, as amended from time to time.

     “Credit Agreement” means that Fourth Amended and Restated Credit Agreement, dated as of December 10, 2002, among the partnership, the general partner, Bank of America, N.A. (formerly known as Bank of America National Trust and Savings Association), as agent, and the other financial institutions party thereto.

     “Credit Facilities” means, one or more debt facilities (including, without limitation, the facilities evidenced by the Credit Agreement) or commercial paper facilities, in each case with banks or other institutional lenders providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit, in each case, as amended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time.

     “Default” means any event that is, or after notice or passage of time or both would be, an Event of Default.

     “Designation Amount” means, with respect to the designation of a Restricted Subsidiary or a newly acquired or formed Subsidiary as an Unrestricted Subsidiary, an amount equal to the sum of:

(1)	the net book value of all assets of the Subsidiary at the time of the designation in the case of a Restricted Subsidiary; and

(2)	the cost of acquisition or formation in the case of a newly acquired or formed Subsidiary.

     “Equity Offering” means a public offering or private placement of partnership interests (other than interests that are mandatorily redeemable) of:

(1)	any entity that directly or indirectly owns equity interests in the partnership, to the extent the net proceeds are contributed to the partnership;

(2)	any Subsidiary of the partnership to the extent the net proceeds are distributed, paid, lent or otherwise transferred to the partnership that results in the net proceeds to the partnership of at least $20 million; or

(3)	the partnership.

     A private placement of partnership interests will not be deemed an Equity Offering unless net proceeds of at least $20 million are received.

     “Existing Notes” means Ferrellgas, L.P.’s (1) $109,000,000 principal amount of 6.99% Senior Notes, Series A, due August 1, 2005, (2) $37,000,000 principal amount of 7.08% Senior Notes, Series B, due August 1, 2006, (3) $52,000,000 principal amount of 7.12% Senior Notes, Series C, due August 1, 2008, (4) $82,000,000 principal amount of 7.24% Senior Notes, Series D, due August 1, 2010, (5) $70,000,000 principal amount of 7.42% Senior Notes, Series E, due August 1, 2013, (6) $21,000,000 principal amount of 8.68% Senior Notes, Series A, due August 1, 2006, (7) $90,000,000 principal amount of 8.78% Senior Notes, Series B, due August 1, 2007, and (8) $73,000,000 principal amount of 8.87% Senior Notes, Series C, due August 1, 2009.

     “Flow-Through Acquisition” means an acquisition by the general partner or its parent from a Person that is not an Affiliate of the general partner, its parent or the partnership, of property (real or personal), assets or equipment (whether through the direct purchase of assets or the Capital Stock of the Person owning such assets) in a permitted line of business, which is promptly sold, transferred or contributed by the general partner or its parent to the partnership or one of its Subsidiaries.

     “GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, in each case, which are in effect on the date of the indenture.

     “Growth Related Capital Expenditures” means, with respect to any Person, all capital expenditures by such Person made to improve or enhance the existing capital assets or to increase the customer base of such Person or to acquire or construct new capital assets (but excluding capital expenditures made to maintain, up to the level thereof that existed at the time of such expenditure, the operating capacity of the capital assets of such Person as such assets existed at the time of such expenditure).

     “Indebtedness” means, as applied to any Person, without duplication:

(1)	(a) any indebtedness for borrowed money and (b) all obligations evidenced by any (i) bond, note, debenture or other similar instrument or (ii) letter of credit, or reimbursement agreements in respect thereof, but only for any drawings that are not reimbursed within five Business Days after the date of such drawings, which in each case the Person has, directly or indirectly, created, incurred or assumed;

(2)	any indebtedness for borrowed money and all obligations evidenced by any bond, note, debenture or other similar instrument secured by any lien in respect of property owned by the Person, whether or not the Person has assumed or become liable for the payment of the indebtedness; provided, that the amount of the indebtedness, if the Person has not assumed the same or become liable therefor, shall in no event be deemed to be greater than the fair market value from time to time, as determined in good faith by the Person of the property subject to the lien;

(3)	any indebtedness, whether or not for borrowed money (excluding trade payables and accrued expenses arising in the ordinary course of business) with respect to which the Person has become directly or indirectly liable and which represents the deferred purchase price, or a portion thereof, or has been incurred to finance the purchase price, or a portion thereof, of any property or business acquired by, or service performed on behalf of, the Person, whether by purchase, consolidation, merger or otherwise;

(4)	the principal component of any obligations under Capital Leases to the extent the obligations would, in accordance with GAAP, appear on the balance sheet of the Person;

(5)	all Attributable Debt of the Person in respect of Sale and Leaseback Transactions not involving a Capital Lease;

(6)	any indebtedness of any other Person of the character referred to in the foregoing clauses (1)-(5) of this definition with respect to which the Person whose indebtedness is being determined has become liable by way of a guarantee; and

(7)	all Redeemable Capital Stock of the Person valued at the greater of its voluntary or involuntary maximum fixed repurchase price plus accrued dividends.

     For purposes hereof, the “maximum fixed repurchase price” of any Redeemable Capital Stock which does not have a fixed repurchase price shall be calculated in accordance with the terms of the Redeemable Capital Stock as if it were purchased on any date on which Indebtedness shall be required to be determined pursuant to the indenture and if the price is based upon, or measured by, the fair market value of the Redeemable Capital Stock, the fair market value shall be determined in good faith by the board of directors of the issuer of the Redeemable Capital Stock. For purposes hereof, the term “Indebtedness” shall not include (x) accrual of interest, the accretion of accreted value and the payment of interest or any other similar incurrence by the partnership or its Restricted Subsidiaries related to Indebtedness otherwise permitted in the indenture, (y) indebtedness under any hedging arrangement which provides for the right or obligation to purchase, sell or deliver any currency, commodity or security at a future date for a specified price entered into to protect such Person from fluctuations in prices or rates, including currencies, interest rates, commodity prices, and securities prices, including without limitation indebtedness under any interest rate or commodity price swap agreement, interest rate cap agreement, interest rate collar agreement or any forward sales arrangements, calls, options, swaps, or other similar transactions or any combination thereof, including, or (z) any Accounts Receivable Securitization.

     “Interim Capital Transactions” means (1) borrowings, refinancings or refundings of Indebtedness and sales of debt securities (other than for working capital purposes and other than for items purchased on open account in the ordinary course of business) by the partnership, (2) sales of Capital Stock of the partnership by the partnership and (3) sales or other voluntary or involuntary dispositions of any assets of the partnership (other than (x) sales or other dispositions of inventory in the ordinary course of business, (y) sales or other dispositions of other current assets including, without limitation, receivables and accounts and (z) sales or other dispositions of assets as a part of normal retirements or replacements), in each case prior to the commencement of the dissolution and liquidation of the partnership.

     “Investment” means as applied to any Person:

(1)	any direct or indirect purchase or other acquisition by the Person of stock or other securities of any other Person; or

(2)	any direct or indirect loan, advance or capital contribution by the Person to any other Person and any other item which would be classified as an “investment” on a balance sheet of the Person prepared in accordance with GAAP, including without limitation any direct or indirect contribution by the Person of property or assets to a joint venture, partnership or other business entity in which the Person retains an interest, it being understood that a direct or indirect purchase or other acquisition by the Person of assets of any other Person, other than stock or other securities, shall not constitute an “Investment” for purposes of the indenture.

     The amount classified as Investments made during any period shall be the aggregate cost to the partnership and its Restricted Subsidiaries of all the Investments made during the period, determined in accordance with GAAP, but without regard to unrealized increases or decreases in value, or write-ups, write-downs or write-offs, of the Investments and without regard to the existence of any undistributed earnings or accrued interest with respect thereto accrued after the respective dates on which the Investments were made, less any net return of capital realized during the period upon the sale, repayment or other liquidation of the Investments, determined in accordance with GAAP, but without regard to any amounts received during the period as earnings (in the form of dividends not constituting a return of capital, interest or otherwise) on the Investments or as loans from any Person in whom the Investments have been made.

     “Net Amount of Unrestricted Investment” means, without duplication, the sum of:

(1)	the aggregate amount of all Investments made after the date of the indenture pursuant to clause (3) of the definition of Permitted Investment, computed as provided in the last sentence of the definition of Investment; and

(2)	the aggregate of all Designation Amounts in connection with the designation of unrestricted subsidiaries, less all Designation Amounts in respect of unrestricted subsidiaries which have been designated as Restricted Subsidiaries and otherwise reduced in a manner consistent with the provisions of the last sentence of the definition of Investment.

     “Net Proceeds” means, with respect to any asset sale or sale of Capital Stock, the proceeds therefrom in the form of cash or cash equivalents including payments in respect of deferred payment obligations when received in the form of cash or cash equivalents, except to the extent that the deferred payment obligations are financed or sold with recourse to the partnership or any of its Restricted Subsidiaries, net of:

(1)	brokerage commissions and other fees and expenses related to the Asset Sale, including, without limitation, fees and expenses of legal counsel and accountants and fees, expenses, discounts or commissions of underwriters, placement agents and investment bankers;

(2)	provisions for all taxes payable as a result of the Asset Sale;

(3)	amounts required to be paid to any Person, other than the partnership or any Restricted Subsidiary of the partnership, owning a beneficial interest in the assets subject to the Asset Sale;

(4)	appropriate amounts to be provided by the partnership or any Restricted Subsidiary of the partnership, as the case may be, as a reserve required in accordance with GAAP against any liabilities associated with the Asset Sale and retained by the partnership or any Restricted Subsidiary of the partnership, as the case may be, after the Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with the Asset Sale; and

(5)	amounts applied to the repayment of Indebtedness in connection with the asset or assets acquired in the Asset Sale, including any transaction costs and expenses associated therewith and any make-whole or other premium owed in connection with such repayment.

     “Permitted Investments” means any of the following:

(1)	Investments made or owned by the partnership or any Restricted Subsidiary in:

(a)	marketable obligations issued or unconditionally guaranteed by the United States, or issued by any agency thereof and backed by the full faith and credit of the United States, in each case maturing one year or less from the date of acquisition thereof;

(b)	marketable direct obligations issued by any state of the United States or any political subdivision of any such state or any public instrumentality thereof maturing within one year from the date of acquisition thereof and having as at such date the highest rating obtainable from either Standard & Poor’s Ratings Group (“S&P”) and its successors or Moody’s Investors Service, Inc. (“Moody’s”) and its successors;

(c)	commercial paper maturing no more than 270 days from the date of creation thereof and having as at the date of acquisition thereof one of the two highest ratings obtainable from either S&P or Moody’s;

(d)	certificates of deposit maturing one year or less from the date of acquisition thereof issued by commercial banks incorporated under the laws of the United States or any state thereof or the District of Columbia or Canada;

(e)	the commercial paper or other short term unsecured debt obligations of which are as at such date rated either “A-2” or better (or comparably if the rating system is changed) by S&P or “Prime-2” or better (or comparably if the rating system is changed) by Moody’s;

(f)	the long-term debt obligations of which are, as at such date, rated either “A” or better (or comparably if the rating system is changed) by either S&P or Moody’s (“Permitted Banks”);

(g)	eurodollar time deposits having a maturity of less than 270 days from the date of acquisition thereof purchased directly from any Permitted Bank;

(h)	bankers’ acceptances eligible for rediscount under requirements of the Board of Governors of the Federal Reserve System and accepted by Permitted Banks; and

(i)	obligations of the type described in clauses (a) through (e) above purchased from a securities dealer designated as a “primary dealer” by the Federal Reserve Bank of New York or from a Permitted Bank as counterparty to a written repurchase agreement obligating such counterparty to repurchase such obligations not later than 14 days after the purchase thereof and which provides that the obligations which are the subject thereof are held for the benefit of the partnership or a Restricted Subsidiary by a custodian which is a Permitted Bank and which is not a counterparty to the repurchase agreement in question;

(2)	the acquisition by the partnership or any Restricted Subsidiary of Capital Stock or other ownership interests, whether in a single transaction or in a series of related transactions, of a Person located in the United States, Mexico or Canada and engaged in substantially the same business as the partnership such that, upon the completion of such transaction or series of transactions, the Person becomes a Restricted Subsidiary;

(3)	the making or ownership by the partnership or any Restricted Subsidiary of Investments (in addition to any other Permitted Investments) in any Person incorporated or otherwise formed pursuant to the laws of the United States, Mexico or Canada or any state thereof which is engaged in the United States, Mexico or Canada; provided, that the aggregate amount of all such Investments made by the partnership and its Restricted Subsidiaries following the date of the indenture and outstanding pursuant to this third clause shall not at any date of determination exceed 7.5% of Total Assets;

(4)	the making or ownership by the partnership or any Restricted Subsidiary of Investments:

(a)	arising out of loans and advances to employees incurred in the ordinary course of business;

(b)	arising out of extensions of trade credit or advances to third parties in the ordinary course of business; or

(c)	acquired by reason of the exercise of customary creditors’ rights upon default or pursuant to the bankruptcy, insolvency or reorganization of a debtor;

(5)	the creation or incurrence of liability by the partnership or any Restricted Subsidiary, with respect to any guarantee constituting an obligation, warranty or indemnity, not guaranteeing Indebtedness of any Person, which is undertaken or made in the ordinary course of business;

(6)	the creation or incurrence of liability by the partnership or any Restricted Subsidiary with respect to any hedging agreements or arrangements;

(7)	the making by any Restricted Subsidiary of Investments in the partnership or another Restricted Subsidiary and the making by the partnership of Investments in any Restricted Subsidiary;

(8)	the present value, determined on the basis of the implicit interest rate, of all basic rental obligations under all synthetic leases of the partnership or any Restricted Subsidiary; and

(9)	the creation or incurrence of liability by the partnership or any Restricted Subsidiary or the making or ownership by the partnership or any Restricted Subsidiary of Investments in any Person with respect to any Accounts Receivable Securitization.

     “Permitted Liens” means any of the following:

(1)	liens for taxes, assessments or other governmental charges, the payment of which is not yet due or the payment of which is being contested in good faith by appropriate proceedings promptly initiated and diligently conducted and as to which reserves or other appropriate provision, if any, as shall be required by GAAP, shall have been made therefor and be adequate in the good faith judgment of the obligor;

(2)	liens of lessors, landlords and carriers, vendors, warehousemen, mechanics, materialmen, repairmen and other like liens incurred in the ordinary course of business for sums not yet due or the payment of which is being contested in good faith by appropriate proceedings promptly initiated and diligently conducted and as to which reserves or other appropriate provisions, if any, as shall be required by GAAP, shall have been made therefor and be adequate in the good faith judgment of the obligor, in each case:

(a)	not incurred or made in connection with the borrowing of money, the obtaining of advances or credit or the payment of the deferred purchase price of property; or

(b)	incurred in the ordinary course of business securing the unpaid purchase price of property or services constituting current accounts payable;

(3)	liens, other than any lien imposed by the Employee Retirement Income Security Act of 1974, as may be amended from time to time, incurred or deposits made in the ordinary course of business:

(a)	in connection with workers’ compensation, unemployment insurance and other types of social security; or

(b)	to secure or to obtain letters of credit that secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, performance bonds, purchase, construction or sales contracts and other similar obligations, in each case not incurred or made in connection with the borrowing of money;

(4)	other deposits made to secure liability to insurance carriers under insurance or self-insurance arrangements;

(5)	liens securing reimbursement obligations under letters of credit, provided in each case that such liens cover only the title documents and related goods and any proceeds thereof covered by the related letter of credit;

(6)	any attachment or judgment lien, unless the judgment it secures shall not, within 60 days after the entry thereof, have been discharged or execution thereof stayed pending appeal or review, or shall not have been discharged within 60 days after expiration of any such stay;

(7)	leases or subleases granted to others, easements, rights-of-way, restrictions and other similar charges or encumbrances, which, in each case either are granted, entered into or created in the ordinary course of the business of the partnership or any Restricted Subsidiary or do not materially impair the value or intended use of the property covered thereby;

(8)	liens on property or assets of any Restricted Subsidiary securing Indebtedness of the Restricted Subsidiary owing to the partnership or a Restricted Subsidiary;

(9)	liens on assets of the partnership or any Restricted Subsidiary existing on the date of the indenture;

(10)	liens on personal property leased under leases entered into by the partnership or its Restricted Subsidiaries which are accounted for as operating leases in accordance with GAAP;

(11)	liens securing Indebtedness arising under an Accounts Receivable Securitization (including the filing of any related financing statements naming the partnership or any Restricted Subsidiary as the debtor thereunder in connection with the sale of accounts receivable by the partnership, Ferrellgas, L.P. or any Restricted Subsidiary to an SPE in connection with any such permitted Accounts Receivable Securitization);

(12)	liens securing Indebtedness incurred in accordance with:

(a)	clauses (3) and (6) of the definition of Permitted Indebtedness; and

(b)	Indebtedness otherwise permitted to be incurred under the “Limitation on Additional Indebtedness” covenant to the extent incurred:

(i)	to finance the making of expenditures for the improvement or repair (to the extent the improvements and repairs may be capitalized on the books of the partnership and the Restricted Subsidiaries in accordance with GAAP) of, or additions including additions by way of acquisitions of businesses and related assets to, the assets and property of the partnership and its Restricted Subsidiaries; or

(ii)	by assumption in connection with additions including additions by way of acquisition or capital contributions of businesses and related assets to the property and assets of the partnership and its Restricted Subsidiaries;

provided, that, in the case of Indebtedness incurred in accordance with clauses (i) and (ii) above, the principal amount of the Indebtedness does not exceed the lesser of the cost to the partnership and its Restricted Subsidiaries of the additional property or assets and the fair market value of the additional property or assets at the time of the acquisition thereof, as determined in good faith by an authorized financial officer of the general partner;

(13)	liens existing on any property of any Person at the time it becomes a Subsidiary of the partnership, or existing at the time of acquisition upon any property acquired by the partnership or any Subsidiary through purchase, merger or consolidation or otherwise, whether or not assumed by the partnership or the Subsidiary, or created to secure Indebtedness incurred to pay all or any part of the purchase price (a “Purchase Money Lien”) of property including, without limitation, Capital Stock and other securities acquired by the partnership or a Restricted Subsidiary; provided, that:

(a)	the lien shall be confined solely to the item or items of property and, if required by the terms of the instrument originally creating the lien, other property which is an improvement to or is acquired for use specifically in connection with the acquired property;

(b)	in the case of a Purchase Money Lien, the principal amount of the Indebtedness secured by the Purchase Money Lien shall at no time exceed an amount equal to the lesser of:

(i)	the cost to the partnership and the Restricted Subsidiaries of the property; and

(ii)	the fair market value of the property at the time of the acquisition thereof as determined in good faith by an authorized financial officer of the general partner;

(c)	the Purchase Money Lien shall be created not later than 360 days after the acquisition of the property; and

(d)	the lien, other than a Purchase Money Lien, shall not have been created or assumed in contemplation of the Person’s becoming a Subsidiary of the partnership or the acquisition of property by the partnership or any Subsidiary;

(14)	easements, exceptions or reservations in any property of the partnership or any Restricted Subsidiary granted or reserved for the purpose of pipelines, roads, the removal of oil, gas, coal or other minerals, and other like purposes, or for the joint or common use of real property, facilities and equipment, which are incidental to, and do not materially interfere with, the ordinary conduct of the business of the partnership or any Restricted Subsidiary;

(15)	liens arising from or constituting permitted encumbrances under the agreements and instruments securing the obligations under Ferrellgas, L.P.’s Existing Notes and the Credit Agreement; and

(16)	any lien renewing or extending any lien permitted by clauses (9) through (13) and (15) above; provided, that, the principal amount of the Indebtedness secured by any such lien shall not exceed the principal amount of the Indebtedness outstanding immediately prior to the renewal or extension of the lien, and no assets encumbered by the lien other than the assets encumbered immediately prior to the renewal or extension shall be encumbered thereby.

     “Permitted Refinancing Indebtedness” means Indebtedness incurred by the partnership or any Restricted Subsidiary to substantially and concurrently (excluding any notice period on redemptions) repay, refund, renew, replace, extend or refinance, in whole or in part, any Permitted Indebtedness of the partnership or any Restricted Subsidiary or any other Indebtedness incurred by the partnership or any Restricted Subsidiary pursuant to the “Limitation on Additional Indebtedness” covenant, to the extent:

(1)	the principal amount of the Permitted Refinancing Indebtedness does not exceed the principal or accreted amount plus the amount of accrued and unpaid interest of the Indebtedness so repaid, refunded, renewed, replaced, extended or refinanced (plus the amount of all expenses and premiums incurred in connection therewith);

(2)	with respect to the repayment, refunding, renewal, replacement, extension or refinancing of our Indebtedness, the Permitted Refinancing Indebtedness ranks no more favorably in right of payment with respect to the notes than the Indebtedness so repaid, refunded, renewed, replaced, extended or refinanced; and

(3)	with respect to the repayment, refunding, renewal, replacement, extension or refinancing of our Indebtedness, the Permitted Refinancing Indebtedness has a Weighted Average Life to Stated Maturity and stated maturity equal to, or greater than, and has no fixed mandatory redemption or sinking fund requirement in an amount greater than or at a time prior to the amounts set forth in, the Indebtedness so repaid, refunded, renewed, replaced, extended or refinanced;

provided, however, that Permitted Refinancing Indebtedness shall not include Indebtedness incurred by a Restricted Subsidiary to repay, refund, renew, replace, extend or refinance Indebtedness of the partnership.

     “Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

     “Preferred Stock,” as applied to the Capital Stock of any Person, means Capital Stock of any class or classes (however designated), which is preferred as to the payment of distributions, dividends, or upon any voluntary or involuntary liquidation or dissolution of such Person, over shares or units of Capital Stock of any other class of such Person; provided, that any limited partnership interest of the partnership will not be considered Preferred Stock.

     “Principal” means James E. Ferrell.

     “Redeemable Capital Stock” means any shares of any class or series of Capital Stock, that, either by the terms thereof, by the terms of any security into which it is convertible or exchangeable or by contract or otherwise, is or upon the happening of an event or passage of time would be, required to be redeemed prior to the stated maturity of the principal of the notes or is redeemable at the option of the holder thereof at any time prior to the stated maturity of the principal of the notes, or is convertible into or exchangeable for debt securities at any time prior to the stated maturity of the principal of the notes.

     “Related Party” means any of the following:

(1)	any immediate family member or lineal descendant of the Principal;

(2)	any trust, corporation, partnership or other entity, the beneficiaries, stockholders, partners, owners or Persons beneficially holding an 80% or more controlling interest of which consist of any one or more Principals and/or such other Persons referred to in the immediately preceding clause (1);

(3)	the Ferrell Companies, Inc. Employee Stock Ownership Trust (“FCI ESOT”);

(4)	any participant in the FCI ESOT whose account has been allocated shares of Ferrell Companies, Inc.;

(5)	Ferrell Companies, Inc.; or

(6)	any Subsidiary of Ferrell Companies, Inc.

     “Restricted Subsidiary” means a Subsidiary of the partnership, which, as of the date of determination, is not an Unrestricted Subsidiary of the partnership.

     “SPE” shall mean any special purpose Unrestricted Subsidiary established in connection with any Accounts Receivable Securitization.

     “Subsidiary” means, with respect to any specified Person:

(1)	any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees of the corporation, association or other business entity is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(2)	any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are that Person or one or more Subsidiaries of that Person (or any combination thereof).

     “Termination Capital Transactions” means any sale, transfer or other disposition of property of the partnership occurring upon or incident to the liquidation and winding up of the partnership.

     “Total Assets” means, as of any date of determination, the consolidated total assets of the partnership and the Restricted Subsidiaries as would be shown on a consolidated balance sheet of the partnership and the Restricted Subsidiaries prepared in accordance with GAAP as of that date.

     “Unrestricted Subsidiary” means (a) Ferrellgas Receivables, LLC, (b) R-4 Technical Center – North Carolina, LLC, (c) Uni-Asia, Ltd. and (d) any other Person (other than Ferrellgas Finance Corp.) that is designated as such by the general partner; provided, that no portion of the Indebtedness of such Person:

(1)	is guaranteed by the partnership or any Restricted Subsidiary;

(2)	is recourse to or obligates the partnership or any Restricted Subsidiary in any way; or

(3)	subjects any property or assets of the partnership or any Restricted Subsidiary, directly or indirectly, contingently or otherwise, to the satisfaction thereof.

     Notwithstanding the foregoing, the partnership or a Restricted Subsidiary may guarantee or agree to provide funds for the payment or maintenance of, or otherwise become liable with respect to Indebtedness of an Unrestricted Subsidiary, but only to the extent that the partnership or a Restricted Subsidiary would be permitted to:

(1)	make an Investment in the Unrestricted Subsidiary pursuant to the third clause of the definition of Permitted Investments; and

(2)	incur the Indebtedness represented by the guarantee or agreement pursuant to the first paragraph of the section entitled “—Limitation on Additional Indebtedness.” The board of directors may designate an Unrestricted Subsidiary to be a Restricted Subsidiary; provided, that immediately after giving effect to the designation there exists no Event of Default or event which after notice or lapse or time or both would become an Event of Default, and if the Unrestricted Subsidiary has, as of the date of the designation, outstanding Indebtedness other than Permitted Indebtedness, the partnership could incur at least $1.00 of Indebtedness other than Permitted Indebtedness.

Notwithstanding the foregoing, no Subsidiary may be designated an Unrestricted Subsidiary if the Subsidiary, directly or indirectly, holds Capital Stock of a Restricted Subsidiary.

     “Weighted Average Life to Stated Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

(1)	The sum of the products obtained by multiplying:

(a)	the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by

(b)	the number of years, calculated to the nearest one-twelfth, that will elapse between the date and the making of the payment, by

(2)	The then outstanding principal amount of the Indebtedness;

provided, however, that with respect to any revolving Indebtedness, the foregoing calculation of Weighted Average Life to Stated Maturity shall be determined based upon the total available commitments and the required reductions of commitments in lieu of the outstanding principal amount and the required payments of principal, respectively.

BOOK-ENTRY, DELIVERY AND FORM

     Except as set forth below, the exchange notes will be issued in registered, global form in minimum denominations of $1,000 and integral multiples of $1,000 in excess of $1,000. The exchange notes will initially be represented by one or more notes in registered, global form without interest coupons (collectively, the “Global Notes”).

     Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Notes may not be exchanged for definitive notes in registered certificated form (“Certificated Notes”) except in the limited circumstances described below. See “—Exchange of Global Notes for Certificated Notes.” Except in the limited circumstances described below, owners of beneficial interests in the Global Notes will not be entitled to receive physical delivery of notes in certificated form. In addition, transfers of beneficial interests in the Global Notes will be subject to the applicable rules and procedures of DTC and its direct or indirect participants (including, if applicable, those of Euroclear and Clearstream), which may change from time to time.

Depository Procedures

     The following description of the operations and procedures of DTC, Euroclear and Clearstream are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. We take no responsibility for these operations and procedures and urges investors to contact the system or their participants directly to discuss these matters.

     DTC has advised us that DTC is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the “Participants”) and to facilitate the clearance and settlement of transactions in those securities between the Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers (including the initial purchasers), banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the “Indirect Participants”). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.

     DTC has also advised us that, pursuant to procedures established by it:

(1)	upon deposit of the Global Notes, DTC will credit the accounts of the Participants designated by the initial purchasers with portions of the principal amount of the Global Notes; and

(2)	ownership of these interests in the Global Notes will be shown on, and the transfer of ownership of these interests will be effected only through, records maintained by DTC (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interest in the Global Notes).

     The laws of some states require that particular Persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global Note to such Persons will be limited to that extent. Because DTC can act only on behalf of the Participants, which in turn act on behalf of the Indirect Participants, the ability of a Person having beneficial interests in a Global Note to pledge such interests to Persons that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

     Except as described below, owners of interests in the Global Notes will not have notes registered in their names, will not receive physical delivery of notes in certificated form and will not be considered the registered owners or “holders” thereof under the indenture for any purpose.

     Payments in respect of the principal of, and interest and premium, if any, and Liquidated Damages, if any, on, a Global Note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered holder under the indenture. Under the terms of the indenture, we and the trustee will treat the Persons in whose names the notes, including the Global Notes, are registered as the owners of the notes for the purpose of receiving payments and for all other purposes. Consequently, neither us, the trustee nor any agent of ours or the trustee has or will have any responsibility or liability for:

(1)	any aspect of DTC’s records or any Participant’s or Indirect Participant’s records relating to or payments made on account of beneficial ownership interest in the Global Notes or for maintaining, supervising or reviewing any of DTC’s records or any Participant’s or Indirect Participant’s records relating to the beneficial ownership interests in the Global Notes; or

(2)	any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants.

     DTC has advised us that its current practice, upon receipt of any payment in respect of securities such as the notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date unless DTC has reason to believe that it will not receive payment on such payment date. Each relevant Participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the Participants and the Indirect Participants to the beneficial owners of notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be our responsibility or the responsibility of DTC or the trustee. Neither we nor the trustee will be liable for any delay by DTC or any of the Participants or the Indirect Participants in identifying the beneficial owners of the notes, and we and the trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

     Transfers between the Participants will be effected in accordance with DTC’s procedures, and will be settled in same-day funds, and transfers between Participants in Euroclear and Clearstream will be effected in accordance with their respective rules and operating procedures.

     Cross-market transfers between the Participants, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC’s rules on behalf of Euroclear or Clearstream, as the case may be, by their respective depositaries; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant Global Note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositories for Euroclear or Clearstream.

     DTC has advised us that it will take any action permitted to be taken by a holder of notes only at the direction of one or more Participants to whose account DTC has credited the interests in the Global Notes and only in respect of such portion of the aggregate principal amount of the notes as to which such Participant or Participants has or have given such direction. However, if there is an Event of Default under the notes, DTC reserves the right to exchange the Global Notes for legended notes in certificated form, and to distribute such notes to its Participants.

     Although DTC, Euroclear and Clearstream have agreed to the foregoing procedures to facilitate transfers of interests in the Global Notes among participants in DTC, Euroclear and Clearstream, they are under no obligation to perform or to continue to perform such procedures, and may discontinue such procedures at any time. None of us, the trustee and any of our or their respective agents will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Exchange of Global Notes for Certificated Notes

     A Global Note is exchangeable for Certificated Notes if:

(1)	DTC (a) notifies us that it is unwilling or unable to continue as depositary for the Global Notes or (b) has ceased to be a clearing agency registered under the Exchange Act and, in either case, we fail to appoint a successor depositary;

(2)	we, at our option, notify the trustee in writing that we elect to cause the issuance of the Certificated Notes; or

(3)	there has occurred and is continuing a Default or Event of Default with respect to the notes.

     In addition, beneficial interests in a Global Note may be exchanged for Certificated Notes upon prior written notice given to the trustee by or on behalf of DTC in accordance with the indenture. In all cases, Certificated Notes delivered in exchange for any Global Note or beneficial interests in Global Notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures).

Same Day Settlement and Payment

     We will make payments in respect of the notes represented by the Global Notes (including principal, interest and premium, if any) by wire transfer of immediately available funds to the accounts specified by DTC or its nominee. We will make all payments of principal, interest and premium, if any, with respect to Certificated Notes by wire transfer of immediately available funds to the accounts specified by the holders of the Certificated Notes or, if no such account is specified, by mailing a check to each such holder’s registered address. The notes represented by the Global Notes are expected to be eligible to trade in PORTAL and to trade in DTC’s Same-Day Funds Settlement System, and any permitted secondary market trading activity in such notes will, therefore, be required by DTC to be settled in immediately available funds. We expect that secondary trading in any Certificated Notes will also be settled in immediately available funds.

     Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a Global Note from a Participant will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream) immediately following the settlement date of DTC. DTC has advised us that cash received in Euroclear or Clearstream as a result of sales of interests in a Global Note by or through a Euroclear or Clearstream participant to a Participant will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC’s settlement date.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

     The summaries below are for general information only and do not consider all aspects of U.S. federal income taxation that may be relevant to the purchase, ownership and disposition of the notes by a holder in light of the holder’s particular circumstances.

     The following summary of U.S. federal income tax consequences of the purchase, ownership and disposition of the notes is based upon the Internal Revenue Code of 1986, existing and proposed Treasury regulations, Internal Revenue Service rulings and pronouncements and administrative and judicial decisions currently in effect, all of which are subject to change, possibly with retroactive effect, and any change could affect the continuing validity of this summary.

     This summary of U.S. federal income tax consequences deals only with the notes held as “capital assets,” as defined in the Internal Revenue Code, and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, real estate investment trusts, dealers in securities or currencies, persons holding securities as a hedge against currency risk or as a position in a “straddle,” or “conversion” transaction, or U.S. holders (as defined below) whose functional currency is not the U.S. Dollar. Moreover, this summary does not address the effect of the notes when held by a foreign partnership or other flow-through entities. This summary does not address the effect of any applicable state, local or foreign tax laws or, except to the limited extent discussed under “non-U.S. holders,” any estate and gift taxation laws. This summary is limited to persons purchasing the notes for cash at original issue and at their “issue price” within the meaning of Section 1273 of the Internal Revenue Code (i.e. the first price at which a substantial amount of notes are sold to the public for cash).

     A “U.S. holder” is a beneficial owner of the notes that is for U.S. federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof (other than a partnership that is not treated as a U.S. person under any applicable Treasury regulations);

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

     If a partnership or other entity taxable as a partnership holds the notes, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Such partner should consult its tax advisor as to the tax consequences. As used in this prospectus, the term “non-U.S. holder” means a beneficial owner of the notes that is not a U.S. holder.

     Prospective investors should consult their own tax advisors concerning the applications of U.S. federal income tax laws to their particular situations, as well as any consequences of the purchase, ownership and disposition of the notes arising under the laws of any other taxing jurisdiction.

U.S. Holders

     Interest on the notes will constitute “qualified stated interest” and generally will be taxable to a U.S. holder as ordinary interest income at the time such payments are accrued or received, in accordance with the U.S. holder’s regular method of tax accounting. We expect to issue the notes at a price that will not create original issue discount, generally defined as the excess of the stated redemption price at maturity of the notes over their issue price. However, if any of the notes are issued with original issue discount, or are deemed by the IRS to have been issued with original issue discount and such original issue discount is equal to or greater than 1/4 of 1% of the instrument’s stated redemption price at maturity multiplied by the number of complete years to maturity, a U.S. holder will include in income, as ordinary interest, both the qualified stated interest paid on any of the notes, as the case may be, and the original issue discount amount. Such original issue discount would be required to be accrued under a constant yield method. The original issue discount amounts would thus be taxable income to the holder in advance of receipt of the cash payments attributable to such income, regardless of the U.S. holder’s regular method of tax accounting.

     Upon the sale, exchange or retirement of any of the notes, a U.S. holder generally will recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange or retirement (other than amounts representing accrued and unpaid interest, which will be taxable as such) and such U.S. holder’s adjusted tax basis in the notes. A U.S. holder’s adjusted tax basis in the notes generally will equal such U.S. holder’s initial investment in the notes increased by any original issue discount included in income and decreased by the amount of any payments, other than qualified stated interest payments, received with respect to any of the notes. Such gain or loss will generally be capital gain or loss and will be long-term capital gain or loss if any of the notes have been held by the U.S. holder for more than one year on the date of disposition.

Exchange Offer

     The exchange of unregistered notes for exchange notes pursuant to the exchange offer will not constitute a taxable exchange for U.S. federal income tax purposes. A U.S. holder will not recognize any gain or loss upon the receipt of an exchange note pursuant to the exchange offer and should be required to include interest on such exchange note in gross income for U.S. federal income tax purposes in the manner and to the extent described above. A U.S. holder’s holding period for an exchange note received pursuant to the exchange offer will include the holding period for the note exchanged and the U.S. holder’s adjusted basis in the exchange note received will be the same as the holder’s adjusted basis in the unregistered note exchanged. The U.S. federal income tax consequences of holding and disposing of an exchange note received in the exchange offer should be the same as the federal income tax consequences of holding and disposing of the unregistered note exchanged therefor.

Non-U.S. Holders

     Subject to the discussion below concerning backup withholding, a non-U.S. holder will not be subject to U.S. federal income or withholding taxes on payments of principal, premium (if any) or interest (including original issue discount, if any) on any of the notes except that interest payment may be subject to withholding taxes if:

•	actually or constructively owns 10% or more of the capital or profits interest of Ferrellgas, L.P.;

•	is a controlled foreign corporation that is related to us within the meaning of Section 864 (d)(4) of the Internal Revenue Code; or

•	does not satisfy the statement requirement (described generally below).

     Any gain or income (other than amounts attributable to interest) realized by non-U.S. holders upon the sale, exchange, retirement or other disposition of any of the notes generally will not be subject to U.S. federal income tax unless:

•	such gain or income is effectively connected with the conduct of a trade or business in the United States by the non-U.S. holder; or

•	in the case of a non-U.S. holder who is an individual, the individual is present in the United States for 183 days or more in the taxable year of the sale, exchange, retirement or other disposition of the notes, and certain other conditions are met.

     If a non-U.S. holder is engaged in a trade or business in the United States and interest on the notes is effectively connected with the conduct of such trade or business or, in the case of an individual non-U.S. holder, is present in the United States for 183 days or more, such non-U.S. holder will generally be subject to U.S. income tax at regular rates on interest and on any gain realized on the sale, exchange, retirement or other disposition of any of the notes held by that U.S. holder. In addition, if such non-U.S. holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable treaty) of its effectively connected earnings and profits for the taxable year, subject to certain adjustments.

     To satisfy the statement requirement described above, either:

•	the beneficial owner of the notes must certify to us or our agent in compliance with applicable laws and regulations and under penalties of perjury (by submitting to us or our agent an Internal Revenue Service Form W-8BEN or other suitable form) that it is not a “United States person” as defined in the Internal Revenue Code and provide its name and address; or

•	a securities clearing organization, bank, or other financial institution that holds customers’ securities in the ordinary course of its trade or business and that holds the notes on behalf of the beneficial owner provides a statement to us or our agent in which it certifies that an Internal Revenue Service Form W-8BEN or other suitable form has been received from the beneficial owner by it or by a financial institution between it and the beneficial owner and furnishes the payor with a copy thereof.

     Special rules apply to non-U.S. holders that are partnerships, estates, or trusts and, in certain circumstances, certifications as to foreign status and other matters may be required to be provided by partners and beneficiaries thereof.

     If a non-U.S. holder does not qualify for the exemption applicable to payments of interest described above, payments of interest made to such non-U.S. holder will be subject to a 30% withholding tax unless the beneficial owner of the note provides us or our agent with a properly executed:

•	Internal Revenue Service Form W-8BEN claiming an exemption from withholding tax or a reduction in withholding tax under the benefit of a tax treaty; or

•	Internal Revenue Service Form W-8ECI stating that interest paid on the notes is not subject to withholding tax because it is effectively connected with the beneficial owner’s conduct of a trade or business in the United States.

     Notes beneficially owned by an individual who at the time of death is not a U.S. citizen or resident as specifically defined for U.S. estate tax purposes will not be subject to the U.S. federal estate tax as a result of such individual’s death, provided that such individual does not constructively own 10% or more of the total combined voting power of all classes of our stock entitled to vote and provided that the interest payments with respect to such notes would not have been, if received at the time of such individual’s death, effectively connected with the conduct of a U.S. trade or business by such individual.

Backup Withholding

     Backup withholding of U.S. federal income tax may apply to payments made with respect to the notes to registered owners who are not “exempt recipients” and who fail to provide certain identifying information, such as the registered owner’s taxpayer identification number, in the required manner. Generally, individuals are not exempt recipients, whereas corporations and certain other entities generally are exempt recipients. The backup withholding tax rate is currently 28%. For payments made after 2010, the backup withholding rate is scheduled to increase to 31%. Payments made with respect to the notes to a U.S. holder must be reported to the Internal Revenue Service, unless the U.S. holder is an exempt recipient or establishes an exemption. Compliance with the identification procedures described in the preceding section would establish an exemption from backup withholding for non-U.S. holders. Any amounts withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against such beneficial owner’s U.S. federal income tax, provided the required information is furnished timely to the Internal Revenue Service.

     The preceding summaries of the principal U.S. federal income tax consequences of the purchase, ownership and disposition of the notes is for general information only and is not tax advice. Accordingly, each holder should consult its own tax advisor as to particular tax consequences to it of purchasing, holding and disposing of the notes, including the applicability and effect of any U.S. federal, state, provincial, local or foreign income or other tax laws and of any proposed changes in applicable tax laws.

PLAN OF DISTRIBUTION

     Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for unregistered notes where such unregistered notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the expiration date of the exchange offer, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale.

     We will not receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any such resale of exchange notes and any commission or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

     For a period of 180 days after the expiration date of the exchange offer, we will promptly as reasonably practicable send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer (including the expenses of one counsel for the holders of the unregistered notes) other than commissions or concessions of any brokers or dealers and will indemnify the holders of the unregistered notes (including any broker-dealers) against particular liabilities, including liabilities under the Securities Act.

     Following completion of the exchange offer, we may, in our sole discretion, commence one or more additional exchange offers to holders of unregistered notes who did not exchange their unregistered notes for exchange notes in the exchange offer on terms which may differ from those contained in the prospectus and the enclosed letter of transmittal. This prospectus, as it may be amended or supplemented from time to time, may be used by us in connection with any additional exchange offers. These additional exchange offers may take place from time to time until all outstanding unregistered notes have been exchanged for exchange notes, subject to the terms and conditions in the prospectus and letter of transmittal distributed by us in connection with these additional exchange offers.

LEGAL MATTERS

     The validity of the exchange notes will be passed upon for us by Mayer, Brown, Rowe & Maw LLP.

EXPERTS

     The consolidated financial statements and the related financial statement schedule incorporated in this prospectus by reference from Ferrellgas Partners, L.P.’s and Ferrellgas Partners Finance Corp.’s Annual Report on Form 10-K for the fiscal year ended July 31, 2003, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports dated September 29, 2003 (which report relating to Ferrellgas Partners, L.P. expresses an unqualified opinion and includes an explanatory paragraph relating to changes in accounting principles), which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

     The consolidated financial statements and the related financial statement schedule incorporated in this prospectus by reference from Ferrellgas, L.P.’s Annual Report on Form 10-K for the fiscal year ended July 31, 2003, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report dated September 29, 2003 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to changes in accounting principles), which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     The financial statements incorporated in this prospectus by reference from Ferrellgas Finance Corp.’s Annual Report on Form 10-K for the period ended July 31, 2003, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report dated September 29, 2003, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     The consolidated balance sheets of Ferrellgas, Inc. and Subsidiaries as of July 31, 2003 and 2002, filed as Exhibit 99.15 to the Current Report on Form 8-K of Ferrellgas Partners, L.P., Ferrellgas Partners Finance Corp., Ferrellgas, L.P. and Ferrellgas Finance Corp. dated November 21, 2003, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report relating to Ferrellgas, Inc. and Subsidiaries dated September 29, 2003 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to changes in accounting principles), which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     The consolidated financial statements of Blue Rhino Corporation and subsidiaries for the year ended July 31, 2003 appearing in the Ferrellgas Partners L.P., Ferrellgas Partners Finance Corp., Ferrellgas, L.P. and Ferrellgas Finance Corp. Current Report on Form 8-K dated April 22, 2004, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and other reports and other information with the SEC. You may read and download our filings over the Internet from several commercial document retrieval services, as well as at the SEC’s website at www.sec.gov. You may also read and copy our SEC filings at the SEC’s public reference room located at Judiciary Plaza, 450 5th Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information concerning the public reference room and any applicable copy charges.

     In addition, you may also access further information about us by visiting our website at www.ferrellgas.com. Please note that the information and materials found on our website, except to the extent expressly described below, are not part of this prospectus and are not incorporated by reference into this prospectus.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     We are incorporating by reference into this prospectus the following documents listed below and any other filings made by Ferrellgas, L.P. and Ferrellgas Finance Corp. under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than filings furnished to the SEC pursuant to Item 9 and Item 12 of Form 8-K) after the date of this prospectus and prior to the termination of this offering:

•	the Annual Report on Form 10-K of Ferrellgas Partners, L.P., Ferrellgas Partners Finance Corp., Ferrellgas, L.P. and Ferrellgas Finance Corp. for the fiscal year ended July 31, 2003, as filed with the SEC on October 21, 2003;

•	the Quarterly Report on Form 10-Q of Ferrellgas Partners, L.P., Ferrellgas Partners Finance Corp., Ferrellgas, L.P. and Ferrellgas Finance Corp. for the quarterly period ended October 31, 2003, as filed with the SEC on December 11, 2003;

•	the Quarterly Report on Form 10-Q of Ferrellgas Partners, L.P., Ferrellgas Partners Finance Corp., Ferrellgas, L.P. and Ferrellgas Finance Corp. for the quarterly period ended January 31, 2004, as filed with the SEC on March 10, 2004;

•	the Quarterly Report on Form 10-Q of Ferrellgas Partners, L.P., Ferrellgas Partners Finance Corp., Ferrellgas, L.P. and Ferrellgas Finance Corp. for the quarterly period ended April 30, 2004, as filed with the SEC on June 14, 2004;

•	the Current Report on Form 8-K of Ferrellgas Partners, L.P., Ferrellgas Partners Finance Corp., Ferrellgas, L.P. and Ferrellgas Finance Corp., as filed with the SEC on November 21, 2003;

•	the Current Report on Form 8-K of Ferrellgas Partners, Ferrellgas Partners Finance Corp., Ferrellgas, L.P. and Ferrellgas Finance Corp. containing Items 5 and 7 of Form 8-K, as filed with the SEC on November 24, 2003;

•	the Current Report on Form 8-K of Ferrellgas Partners, L.P. and Ferrellgas, L.P., as filed with the SEC on December 1, 2003;

•	the Current Report on Form 8-K of Ferrellgas Partners, L.P., Ferrellgas Partners Finance Corp., Ferrellgas, L.P. and Ferrellgas Finance Corp., as filed with the SEC on February 5, 2004;

•	the Current Report on Form 8-K of Ferrellgas Partners, L.P., Ferrellgas Partners Finance Corp., Ferrellgas, L.P. and Ferrellgas Finance Corp., as filed with the SEC on February 13, 2004;

•	the Current Report on Form 8-K/A of Ferrellgas Partners, L.P., Ferrellgas Partners Finance Corp., Ferrellgas, L.P. and Ferrellgas Finance Corp., as filed with the SEC on April 2, 2004;

•	the Current Report on Form 8-K of Ferrellgas Partners, L.P., Ferrellgas Partners Finance Corp., Ferrellgas, L.P. and Ferrellgas Finance Corp., as filed with the SEC on April 12, 2004;

•	the Current Report on Form 8-K of Ferrellgas Partners, L.P., Ferrellgas Partners Finance Corp., Ferrellgas, L.P. and Ferrellgas Finance Corp., as filed with the SEC on April 15, 2004;

•	the Current Report on Form 8-K of Ferrellgas Partners, L.P., Ferrellgas Partners Finance Corp., Ferrellgas, L.P. and Ferrellgas Finance Corp., as filed with the SEC on April 22, 2004;

•	the Current Report on Form 8-K of Ferrellgas Partners, L.P., Ferrellgas Partners Finance Corp., Ferrellgas, L.P. and Ferrellgas Finance Corp., as filed with the SEC on April 30, 2004;

•	the Current Report on Form 8-K of Ferrellgas Partners, L.P., Ferrellgas Partners Finance Corp., Ferrellgas, L.P. and Ferrellgas Finance Corp., as filed with the SEC on May 5, 2004;

•	the Current Report on Form 8-K of Ferrellgas Partners, L.P., Ferrellgas Partners Finance Corp., Ferrellgas, L.P. and Ferrellgas Finance Corp., as filed with the SEC on June 8, 2004;

•	the Current Report on Form 8-K of Ferrellgas Partners, L.P., Ferrellgas Partners Finance Corp., Ferrellgas, L.P. and Ferrellgas Finance Corp., as filed with the SEC on June 10, 2004;

•	the Current Report on Form 8-K of Ferrellgas Partners, L.P., Ferrellgas Partners Finance Corp., Ferrellgas, L.P. and Ferrellgas Finance Corp., as filed with the SEC on July 1, 2004; and

•	all documents that we file under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and until the earlier of the termination of the registration statement to which this prospectus relates or until we sell all of the securities offered by this prospectus.

     If information in any of these incorporated documents conflicts with information in this prospectus you should rely on the most recent information. If information in an incorporated document conflicts with information in another incorporated document, you should rely on the information in the most recent incorporated document.

     You may request from us a copy of any document we incorporate by reference at no cost, excluding all exhibits to such incorporated documents unless we have specifically incorporated by reference such exhibits either in this prospectus or in the incorporated document, by making such a request in writing or by telephone to the following address:

Ferrellgas, Inc.
One Liberty Plaza
Liberty, Missouri 64068
Attention: Investor Relations
(816) 792-0203

     Except as provided above, no other information (including information on our website) is incorporated by reference into this prospectus.